FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

28 February 2011

HSBC HOLDINGS PLC
2010 FINAL RESULTS - HIGHLIGHTS1

Strong financial performance

• Underlying pre-tax profit up by almost US$5bn or 36% to US$18.4bn.

• Pre-tax profit more than doubled to US$19bn on a reported basis.

• Profit attributable to shareholders rose to US$13.2bn (2009: US$5.8bn).

• Loan impairment charges down US$12.4bn to US$14bn, lowest since 2006.

• Earnings per share up 115% to US$0.73 (2009: US$0.34).

• Dividends declared in respect of 2010 totalled US$6.3bn, or US$0.36 per ordinary share, with a fourth interim dividend for 2010 of US$0.12 per ordinary share.

Continued benefits from HSBC's universal banking model

• Profitable in every customer group and region, including North America, for first time since 2006.

• Improved Personal Financial Services performance to achieve pre-tax profit of US$3.5bn.

• Commercial Banking up strongly, with pre-tax profit rising 48% to US$6bn.

• Global Banking and Markets pre-tax profit of US$9.2bn, second only to 2009.

• Faster growing markets accounted for 34% of customer lending, up from 26% in 2008, on a reported basis.

• Rest of Asia-Pacific pre-tax profit of US$5.7bn, at a similar level to Hong Kong for first time.

• Continued capital generation - core tier 1 ratio increased to 10.5% from 9.4% on a reported basis.

• Strong liquidity maintained - ratio of advances-to-deposits at 78.1%.

Open for business and supporting customer needs

• Customer lending up 8% to US$958bn; deposits up 7% to US$1.2tn.

• No. 1 mortgage lender in Hong Kong; record share of UK mortgage market.

• UK total Commercial Banking lending up 3% to £39.5bn; new loans up 17% to £9.9bn.

• UK new loans to SMEs up 19% to £2.4bn; total SME lending down 1.6% as customers repaid.

• Added over half a million Commercial Banking customers globally; helped 2,400 businesses a week start-up in UK.

• Emerging market assets under management increased over 20% to US$145bn on a reported basis.

1   All figures in this page are given on an underlying basis unless otherwise stated. Underlying results eliminate the effects of foreign currency translation differences, acquisitions and disposals of businesses, and changes in the fair value of own debt due to own credit spread.

HSBC HOLDINGS REPORTS PRE-TAX PROFIT OF US$19,037 MILLION1

HSBC made a profit before tax of US$19,037m, an increase of US$11,958m, or 169%, compared with 2009.

Net interest income of US$39,441m was US$1,289m, or 3.2%, lower than 2009.

Net operating income before loan impairment charges and other credit risk provisions of US$68,247m was US$2,066m, or 3.1%, higher than 2009.

Total operating expenses of US$37,688m rose by US$3,293m, or 9.6%, compared with 2009. On an underlying basis operating expenses were up 8% compared with 2009.

HSBC's cost efficiency ratio was 55.2% compared with 52.0% in 2009.

Loan impairment charges and other credit risk provisions were US$14,039m in 2010, US$12,449m lower than 2009.

The core tier 1 ratio and tier 1 ratio for the Group remained strong at 10.5% and 12.1%, respectively, at 31 December 2010.

The Group's total assets at 31 December 2010 were US$2,455bn, an increase of US$91bn, or 3.8%, since 31 December 2009.

1   All figures on this page are on a reported basis, unless otherwise stated. When reference to 'underlying' or 'underlying basis' is made in tables or commentaries, comparative information has been expressed at constant currency, eliminating the impact of fair value movements in respect of credit spread changes on HSBC's own debt and adjusting for the effects of acquisitions and disposals. A reconciliation of reported and underlying profit before tax is presented in Additional Information.

Geographical distribution of results1

	Year ended 31 December
	2010		2009
	US$m	%	US$m	%

Europe	4,302	22.6	4,009	56.7
Hong Kong	5,692	29.9	5,029	71.0
Rest of Asia-Pacific	5,902	31.0	4,200	59.3
Middle East	892	4.7	455	6.4
North America	454	2.4	(7,738)	(109.3)
Latin America	1,795	9.4	1,124	15.9

Profit before tax	19,037	100.0	7,079	100.0

Tax expense	(4,846)		(385)

Profit for the year	14,191		6,694

Profit attributable to shareholders of the parent company	13,159		5,834
Profit attributable to non-controlling interests	1,032		860

Distribution of results by customer group and global business1

	Year ended 31 December
	2010		2009
	US$m	%	US$m	%

Personal Financial Services	3,518	18.5	(2,065)	(29.2)
Commercial Banking	6,090	32.0	4,275	60.4
Global Banking and Markets	9,536	50.1	10,481	148.1
Global Private Banking	1,054	5.5	1,108	15.6
Other	(1,161)	(6.1)	(6,720)	(94.9)

Profit before tax	19,037	100.0	7,079	100.0

 1  All figures on this page are stated on a reported basis.

Group Chairman's Statement

Statement by Douglas Flint, Group Chairman

When I took on the role of Chairman less than 90 days ago, I was acutely aware of the challenges facing our industry. I was conscious too of the need to demonstrate to all of our stakeholders that HSBC understands the responsibilities that accompany the systemic significance which continued success has built for HSBC in many of the markets in which we operate, not least those in Asia, given their historical significance to the Group. 145 years after we were founded, Hong Kong and the rest of Asia remain at the heart of HSBC's strength and identity and our commitment to the region is unwavering.

I fully acknowledge that our scale, the trust that our depositors place in us and our relevance to our personal and corporate clients - for their financing, banking, investment and risk management needs - all depend upon our maintaining our reputation and our integrity.

I also understand how important it is for you, our shareholders, that HSBC builds sustainable long-term value that is reflected through the share price and rebuilds, as quickly as competing regulatory demands allow, the dividend that was reduced during the financial crisis.

I firmly believe that HSBC has the people, the financial strength and the organisational structure best able to deliver all of the above and it is a privilege to have the opportunity to serve as Group Chairman as we enter a fresh chapter in our history.

Before I go any further, I want to pay tribute to both Stephen Green and Michael Geoghegan, who stepped down at the end of last year from their roles as Group Chairman and Group Chief Executive after, respectively, 28 and 37 years service to HSBC. It fell to them to be at the helm as HSBC navigated its way through the worst financial crisis since the 1930s. Mike led from the front in addressing the problems in our consumer finance subsidiary in the United States and in reshaping HSBC's organisational structure and operational practices in order to better and more efficiently serve an increasingly interconnected world. Stephen's personal reputation for integrity and probity stood out and distinguished HSBC during a period of intense disaffection with the banking industry. For their contribution over many years we owe them a deep debt of gratitude and wish them both well.

Our performance in 2010

The Group Chief Executive's business review sets out clearly how HSBC delivered a much improved balance of profits in 2010. It is reassuring to see our Personal Financial Services businesses returning to profitability in aggregate and Commercial Banking growing significantly, largely in emerging markets. These achievements augmented another year of strong performance in Global Banking and Markets.

Earnings per share improved strongly, rising by 115% to reach US$0.73 per share.

The Group's capital position also strengthened with the core tier 1 ratio, the ratio most favoured by regulators as it comprises equity capital after regulatory adjustments and deductions, increasing from 9.4% to 10.5%, largely due to profit retention throughout the year.

As a consequence of this strong capital generation, together with greater clarity on the direction of regulatory reform of capital requirements and an improving economic backdrop in the developed world - particularly in the United States - the Board has approved increases in both the final dividend payment in respect of 2010 and the planned quarterly dividends for 2011. The final dividend for 2010, payable on 5 May 2011 to shareholders on the register on 17 March 2011, will be 12 cents per ordinary share, up from 10 cents at the same point last year. For the remainder of 2011 we plan to pay quarterly dividends of nine cents for each of the first three quarters compared with eight cents in respect of the equivalent quarters of 2010.

A new leadership team

We enter 2011 with a new leadership team, but only in the sense of changed roles. Everyone has worked together over many years and there is immense experience to draw on both from within HSBC and from earlier careers at peer organisations. Stuart Gulliver is leading the management team as Group Chief Executive. His clear objective is to deliver sustainable long-term value for shareholders consistently in a manner that maintains the confidence of all other key stakeholders in our businesses including depositors, counterparties, long-term creditors, customers, employees, regulators and governments. His review on pages 8 to 11 gives an insight into his immediate priorities.

Everything we do is governed by the imperative of upholding HSBC's corporate reputation and character at the highest level and adding further strength to our brand; we deeply regret that a number of weaknesses in regulatory compliance were highlighted in 2010 and we are resolved to remedy these and reinforce the high standards we demand of ourselves.

For my part, I shall be focusing on engaging at the highest level in the regulatory reform debates that will, in large part, shape our future. I shall also lead the Board in the stewardship and review of performance of our financial and human resources.

In the interest of full transparency, we have today published on our website the respective roles and responsibilities of the Group Chairman, the Deputy Chairman and Senior Independent Director and the Group Chief Executive.

Board changes

I have already paid tribute to the contributions of Stephen Green and Michael Geoghegan. Vincent Cheng has indicated that he will step down at the next AGM and on behalf of the Board I want to thank him for his immense contribution in many roles over 33 years. Vincent will retain an association with the Group by taking on an advisory role to the Group Chief Executive on regional matters. Laura Cha will join the Board on 1 March; Laura has been Deputy Chair of The Hongkong and Shanghai Banking Corporation Limited for four years and brings a wealth of experience of China; fuller details of her background and experience are set out in the Directors' Report.

Regulatory update

There was much progress made during 2010 on the regulatory reform agenda. Although there is still a great deal to do, the shape of capital requirements was broadly clarified and an implementation timetable stretching out to 2019 was agreed to allow time for the industry to adjust progressively. A minimum common equity tier 1 ratio of 7%, including a capital conservation buffer, has been agreed. HSBC already meets this threshold requirement. The Group Chief Executive's Business Review addresses how these revised requirements will impact our targeted return on equity.

During 2011, the debate will be dominated by consideration of the calibration of minimum liquidity standards. Although it is clear that liquidity and funding weaknesses were key elements contributing to the crisis, HSBC agrees with the industry consensus that the revised requirements in these areas are overly conservative and could lead to unnecessary deleveraging at a time of fragile economic recovery in much of the developed world. It will be a near impossibility for the industry to expand business lending at the same time as increasing the amount of deposits deployed in government bonds while, for many banks but not HSBC, reducing dependency on central bank liquidity support arrangements. It is to be hoped that the observation period, which starts this year and precedes the formal introduction of the new requirements, will inform a recalibration of these minimum liquidity standards.

A second debate of importance to HSBC's shareholders in 2011 will concern the designation of 'Systemically Important Financial Institutions' ('SIFI's). Consideration is being given in the regulatory community to mandating higher capital requirements, together with more intense supervision, for institutions classified as SIFIs. We agree with heightened supervision but it is not clear that the reduced shareholder returns that would follow the imposition of incremental capital would be compensated for by improved stability. Classification as a SIFI with a requirement to hold incremental capital would, however, probably lead others to favour SIFIs as counterparties, and may therefore have the unintended consequence of further concentrating the industry.

HSBC's position is that systemic importance should not be determined by size alone. It is clear, however, that, on almost any basis, HSBC would be classified as systemically important. For this reason we are engaging fully in the debate around the consequences of designation as a SIFI. In particular, we draw attention to the benefits of our corporate organisation through separate subsidiaries in mitigation against the imposition of incremental capital for SIFIs based on size alone.

In October 2010, the UK government confirmed its intention to raise the sum of £2.5bn (US$3.9bn) through a levy on bank balance sheets, and recently announced it will accelerate the full impact of this levy to 2011. We take no issue with the right of the UK government to raise a levy on the banking industry, particularly when having had to risk taxpayers' money to rescue a number of important UK institutions. However, as the proposed levy is to be applied to the consolidated balance sheet, it applies beyond the legal boundary of the domestic institution to include overseas operations conducted through separately capitalised subsidiaries. This therefore constitutes an additional cost of basing a growing multinational banking group in the UK.

We intend to clarify in each set of results going forward the impact of the levy, split between UK and overseas operations, and Stuart Gulliver covers this in more detail in his review. We regard the levy, which is not tax deductible, as akin to a distribution of profits. For this reason, we intend to add to future shareholder dividends that would otherwise be paid, any amount saved in the event that the levy is restructured or relieved in due course.

The role of banks in society

The recent crisis has caused a proper introspection as to the role that banks play in society and at HSBC we welcome this. Banking is not simply about money. It is about helping individuals and organisations within society to meet personal and corporate objectives by facilitating access to financial capital and protecting value for those who make capital available. Payment mechanisms, the provision of long-term credit, trade finance, hedging and other risk management products, deposit, investment and retirement services are but a few of the activities through which banking groups contribute to today's financial system. Society cannot function without an effective financial system that delivers value to those it serves at an intermediation cost that is proportionate to the value created. Somehow, many participants and not just banks, lost sight of this basic principle in the run-up to the recent financial crisis and the consequences for all have, inevitably, been far reaching. There is no doubt that the scale of regulatory reform will bring many challenges, but it will also open new opportunities.

At HSBC, we shall not forget what happened to precipitate the scale of reform now underway. Although the financial turmoil arising from the events of 2007-2008 has largely moderated, in large part as a result of co-ordinated government action and support to the financial system, we enter 2011 with humility, ready to apply right across HSBC all of the lessons learned, notwithstanding that HSBC itself neither sought nor received support from any government.

Society has a right to ask if banks 'get it'. At HSBC, we do - and we are focused on embedding the necessary changes in our business model for long-term sustainable value creation. But we also do not forget that value creation depends upon HSBC recruiting, training and retaining the right talent in order to manage the risks we accept through intermediating customer flows; design solutions to address complex financial problems; build enduring relationships with core customers; build confidence in the Group's financial strength; and create the strategic options that offer the next generation fresh opportunities to continue building sustainable value.

In this globalised world, there is intense competition for the best people and, given our long history within and connections into the faster-growing developing markets, our best people are highly marketable. It would be irresponsible to allow our comparative advantages to wither by ignoring the market forces that exist around compensation, even though we understand how sensitive this subject is. Reform in this area can only be achieved if there is concerted international agreement on limiting the quantum of pay as well as harmonising pay structures but there appears to be no appetite to take the initiative on this. Our duty to shareholders is to build sustainable value in the economic and competitive environment in which we operate and our principal resource for achieving this is human talent. Under the governance of the Board, we will continue to operate and apply remuneration policies and practices that take full recognition of best practice and are aligned with the long-term interests of shareholders.

HSBC's people

Finally, I want to pay tribute to my 307,000 colleagues. So many of HSBC's people have exemplified commitment and endeavour again in 2010, helping our customers and clients to meet their financial objectives while taking on the additional burden of preparing for regulatory change. This has been done against a backdrop of continuing broad-based fiscal support to many economies, with public opinion consistently and highly critical of our industry. As I look forward, it is the combination of the capabilities of HSBC's people, their determination to do the right thing for our customers and their deep sense of responsibility to the communities they serve that makes me confident that HSBC will play a leading role in rebuilding the trust that our industry has lost and, by doing so, will build sustainable value for you, our shareholders.

Group Chief Executive's Business Review

Review by Stuart Gulliver, Group Chief Executive

Underlying financial performance continued to improve in 2010 and shareholders continued to benefit from HSBC's universal banking model. All regions and customer groups were profitable, as Personal Financial Services and North America returned to profit. Commercial Banking made an increased contribution to underlying earnings and Global Banking and Markets also remained strongly profitable, albeit behind 2009's record performance, reflecting a well-balanced and diversified business.

Credit experience continued to improve, as a result of a stronger global economy and our actions to reduce balance sheet risk. As a globally-connected bank with a growing presence across the world's faster-growing regions, HSBC also benefitted from higher trade volumes and strong momentum in emerging economies, especially in Asia. Asia contributed the largest proportion to underlying pre tax profits, while the contributions made by Latin America and the Middle East also increased. Together with our conservative management of the balance sheet, this improved performance allowed us to concentrate on serving our customers and to further strengthen our capital position.

Group performance headlines

•    Profit before tax1 improved year on year. On a reported basis, profits increased by nearly US$12bn from US$7.1bn to US$19bn. On an underlying basis, profits increased by 36%, or almost US$5bn, from US$13.5bn to US$18.4bn.

•    In a period of sustained low interest rates, revenues remained constrained, reflecting four principal factors: reducing loan balances in our US business; lower trading income in Global Banking and Markets resulting from lower client activity; adverse fair value movements on non-qualifying hedges; and a reduced contribution from Balance Sheet Management in line with earlier guidance.

•    Strong asset growth in Commercial Banking, particularly in Asia, higher trade-related revenues generally, and expansion of our wealth management business, again most notably in Asia, partially offset these revenue pressures.

•    Loan impairment charges reduced by almost half to US$14.0bn. All regions and customer groups improved. The US experienced the greatest improvement, largely in the cards and consumer finance portfolios. Loan impairment charges also declined significantly in Latin America and the Middle East.

•    In Global Banking and Markets, loan impairment charges fell significantly, notably in Europe as economic conditions improved. Credit risk provisions reduced by US$1bn to US$0.4bn in the available-for-sale asset-backed-securities portfolios due to a slowing in the rate of anticipated losses on underlying assets, in line with previous guidance. The associated available for sale reserve declined to US$6.4bn from US$12.2bn.

•    The cost efficiency ratio rose to 55.2%, which is above our target range and unacceptable to me. The causes were constrained revenues and, in part, investment in strategic growth initiatives across the business together with higher staff costs. It additionally reflected one-off payroll taxes of US$0.3bn paid in 2010 in respect of the previous year and a pension accounting credit of US$0.5bn in 2009 and US$0.1bn in 2010. However, it is also clear that we need to re-engineer the business to remove inefficiencies.

• Return on average total shareholders' equity rose from 5.1% to 9.5%, reflecting increased profit generation during the year.

•    HSBC continued to grow its capital base and strengthen its capital ratios further. The core tier 1 ratio increased from 9.4% to 10.5%, as a result of capital generation and lower risk weighted assets.

• Total loans and advances to customers increased by 7% to US$958bn while deposits increased by 6% to US$1.2 trillion.

Impact of the evolving regulatory environment on the business

Much of the detail around the potential impact of change for banks remains uncertain. However, analysis of what we know confirms that our ability to generate capital and manage our risk-weighted assets positions HSBC strongly - and competitively - within the industry as the pace of change intensifies.

HSBC fully supports the rationale of the Basel III proposals which require banks to hold more capital. This is absolutely core to ensuring that governments and taxpayers are better protected in future than they have been in the past.

Certain aspects of the Basel III rules remain uncertain as to interpretation and application by national regulators. Notably, this includes any capital requirements which may be imposed on the Group over the implementation period in respect of the countercyclical capital buffer and any additional regulatory requirements for SIFIs. However, we believe that ultimately the level for the common equity tier 1 ratio of the Group may lie in the range 9.5 to 10.5%. This exceeds the minimum requirement for common equity tier 1 capital plus the capital conservation buffer.

We have estimated the pro forma common equity tier 1 ratio of the Group based on our interpretation of the new Basel III rules as they will apply from 1 January 2019, based on the position of the Group at year-end 2010. The rules will be phased in from 2013 with a gradual impact and we have estimated that their full application, on a proforma basis, would result in a common equity tier 1 ratio which is lower than the Basel II core tier 1 ratio by some 250-300 basis points. The changes relate to increased capital deductions, new regulatory adjustments and increases in risk-weighted assets. However, as the changes will progressively take effect over six years leading up to 2019 and as HSBC has a strong track record of capital generation and actively manages its risk-weighted assets, we are confident in our ability to mitigate the effect of the new rules before they come into force.

Last year, HSBC committed to reviewing its target shareholder return on equity once the effects of new regulation became clearer. Now that we have better visibility on the impact of increased capital requirements, we believe that higher costs of the evolving regulatory framework will, all other things being equal, depress returns for shareholders of banks. We will therefore target a return on average shareholders' equity of 12-15% in the future.

As Group Chief Executive, it is right that, in managing the business and developing Group strategy, my principal office should be in Hong Kong - a global financial hub of growing importance at the centre of HSBC's strategically most important region. However, the company is headquartered in London and we hope to remain there. London's pre-eminence as an international financial services centre is widely recognised and well-deserved and reflects successful government policy over decades to build that position. It is therefore important to us that the UK's competitive position is protected and sustained. Appropriate supervision is an important part of the larger equation. Policymakers should continue to legislate and regulate, but they must not destroy London's competitive position in the process.

As the Group Chairman has outlined, new legislation is expected to be enacted in the UK, effective from the start of 2011, one curious consequence of which is an explicit incremental cost of being headquartered in the UK for any global bank. Had this been applied for 2010, this annual charge would have amounted to approximately US$0.6bn in HSBC's case. Moreover, the overseas balance sheet would account for the majority of the annual charge, with the UK balance sheet accounting for approximately one third of the total.

Outlook

We have been closely watching events unfold in parts of the Middle East and North Africa. Our primary concern is for the security of our 12,000 staff across the region and we continue to work to ensure their safety. We have also activated robust continuity plans so that we can also stay open for business and support the needs of our customers. As a strongly capitalised global bank, HSBC's financial performance has not been materially affected by events to date. HSBC has been present in the Middle East for more than 50 years and we remain absolutely committed to its future. We also believe that the region's economies have a number of structural strengths which leave us positive on the longer-term outlook.

In the short-term, risks to global growth remain, not least from an elevated oil price. We therefore expect cyclical volatility to continue - including in emerging markets - and progress is unlikely to be linear. In the longer-term, we believe that growth rates in many Western markets will continue to significantly underperform those of the emerging world. Emerging markets are no longer simply leading the recovery from a Western crisis: the growth gap has become a sustained secular trend.

The global economy's structural position also still requires fundamental readjustment. Many Western economies must still deal with a large overhang of household and government debt and weak growth and high unemployment will make this a slow and painful process. As faster-growing nations seek to limit the effect of Western monetary policy on their own economies, we cannot discount the risk of increased tension over exchange rate and trade issues.

HSBC's balance sheet remains strongly positioned to benefit from future interest rate rises. We are realistic that, in many developed countries at least, historically low rates may continue to constrain income growth in the near-term. Nevertheless, maintaining a conservative liquidity position is core to our proposition and to our funding strength. In our risk appetite statement approved by the Board we have set a maximum advances-to-deposits ratio for the Group of 90%. This underlines our continuing commitment to a high level of liquidity and reflects our philosophy that HSBC should not be reliant on wholesale markets for funding. Even with a ratio currently slightly below 80%, we have capacity for further lending growth.

In the short-term, we expect the benefits of asset growth achieved in 2010 to continue to flow into revenues. In the medium-term, we will continue to target growth in the most strategically attractive markets for HSBC and build our capabilities in connectivity, one of our distinctive strengths as a globally-connected bank.

At the same time, with demand in many developed markets constrained and interest spreads remaining compressed, we fully recognise the importance of ever more robust cost management discipline and the need to continue re-engineering the business to improve efficiency.

Furthermore, capital is becoming a scarcer resource and, as a new regulatory environment evolves, I am committed to making capital allocation a more disciplined and rigorous process at HSBC in order to drive the correct investment decisions for the future.

We will talk more to investors about each of these initiatives later in the spring. However, as a result of this focus, we are committed to delivering a cost efficiency ratio and a return on average shareholders' equity within our published target range.

We also recognise the importance of reliable dividend income for our shareholders and I believe it should be possible to benchmark a payout ratio of between 40-60% of attributable profits under normal market conditions.

In closing, I would like to acknowledge the huge contribution that my predecessor, Mike Geoghegan, made to HSBC in his five years as Group Chief Executive - not least during 2010 - and I wish him well for the future.

Finally, I am pleased to report that we have had a good start to the year, with continued momentum in lending, mainly in emerging markets and in respect of global trade.

1 All references to profits are profits before tax unless otherwise stated.

Financial Overview

Year ended 31 December				Year ended 31 December
2010				2010	2009
£m	HK$m			US$m	US$m
		For the year
12,336	147,898	Profit before tax		19,037	7,079
8,527	102,232	Profit attributable to shareholders of the parent company		13,159	5,834
3,847	46,125	Dividends		5,937	5,370

		At the year-end
95,098	1,147,816	Total shareholders' equity		147,667	128,299
107,905	1,302,405	Capital resources		167,555	155,729
861,871	10,402,675	Customer accounts and deposits by banks		1,338,309	1,283,906
1,580,820	19,080,298	Total assets		2,454,689	2,364,452
710,405	8,574,497	Risk-weighted assets		1,103,113	1,133,168

£	HK$			US$	US$
		Per ordinary share
0.47	5.67	Basic earnings1		0.73	0.34
0.47	5.59	Diluted earnings1		0.72	0.34
0.22	2.64	Dividends2		0.34	0.34
5.11	61.71	Net asset value		7.94	7.17

		Share information
		US$0.50 ordinary shares in issue		17,686m	17,408m
		Market capitalisation		US$180bn	US$199bn
		Closing market price per share		£6.51	£7.09

			Over 1 year	Over 3 years	Over 5 years

		Total shareholder return to
		31 December 20103	95.3	103.4	103.4
		Benchmarks: FTSE 100	112.6	102.8	126.3
		MSCI World	115.9	111.0	127.0
		MSCI Banks	103.7	81.9	79.0

1 The effect of the bonus element of the rights issue has been included within the basic and diluted earnings per share.

2 Under IFRSs accounting rules, the dividend per share of US$0.34 shown in the accounts is the total of the dividends declared during 2010. This represents the fourth interim dividend for 2009 and the first, second and third interim dividends for 2010. As the fourth interim dividend for 2010 was declared in 2011 it will be reflected in the accounts for 2011.

3 Total shareholder return ('TSR') is as defined in the Annual Report and Accounts 2010.

	Year ended 31 December
	2010	2009
	%	%
Performance ratios
Return on average invested capital1	8.7	4.1
Return on average shareholders' equity	9.5	5.1
Post-tax return on average total assets	0.6	0.3
Post-tax return on average risk-weighted assets	1.3	0.6

Efficiency and revenue mix ratios
Cost efficiency ratio	55.2	52.0

As a percentage of total operating income:
- net interest income	49.3	51.8
- net fee income	21.7	22.5
- net trading income	9.0	12.5

Capital ratios
- Core tier 1 ratio	10.5	9.4
- Tier 1 ratio	12.1	10.8
- Total capital ratio	15.2	13.7

1 Return on invested capital is based on the profit attributable to ordinary shareholders. Average invested capital is measured as average total shareholders' equity after adding back goodwill previously written-off directly to reserves, deducting average equity preference shares issued by HSBC Holdings and deducting/(adding) average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities. This measure reflects capital initially invested and subsequent profit.

Consolidated Income Statement

Year ended 31 December			Year ended 31 December
2010			2010	2009
£m	HK$m		US$m	US$m

37,808	453,282	Interest income	58,345	62,096
(12,250)	(146,865)	Interest expense	(18,904)	(21,366)

25,558	306,417	Net interest income	39,441	40,730

13,684	164,058	Fee income	21,117	21,403
(2,438)	(29,227)	Fee expense	(3,762)	(3,739)

11,246	134,831	Net fee income	17,355	17,664

3,033	36,359	Trading income excluding net interest income	4,680	6,236
1,639	19,655	Net interest income on trading activities	2,530	3,627

4,672	56,014	Net trading income	7,210	9,863

		Changes in fair value of long-term debt issued
(167)	(2,005)	and related derivatives	(258)	(6,247)
		Net income from other financial instruments
958	11,483	designated at fair value	1,478	2,716
		Net income/(expense) from financial instruments
791	9,478	designated at fair value	1,220	(3,531)

627	7,520	Gains less losses from financial investments	968	520
73	870	Dividend income	112	126
7,222	86,595	Net earned insurance premiums	11,146	10,471
1,660	19,904	Other operating income	2,562	2,788

51,849	621,629	Total operating income	80,014	78,631

		Net insurance claims incurred and movement in
(7,625)	(91,418)	liabilities to policyholders	(11,767)	(12,450)

		Net operating income before loan impairment charges
44,224	530,211	and other credit risk provisions	68,247	66,181
(9,097)	(109,069)	Loan impairment charges and other credit risk provisions	(14,039)	(26,488)

35,127	421,142	Net operating income	54,208	39,693

(12,854)	(154,106)	Employee compensation and benefits	(19,836)	(18,468)
(9,821)	(117,747)	General and administrative expenses	(15,156)	(13,392)
		Depreciation and impairment of property, plant and
(1,110)	(13,308)	equipment	(1,713)	(1,725)
(637)	(7,637)	Amortisation and impairment of intangible assets	(983)	(810)

(24,422)	(292,798)	Total operating expenses	(37,688)	(34,395)

10,705	128,344	Operating profit	16,520	5,298

1,631	19,554	Share of profit in associates and joint ventures	2,517	1,781

12,336	147,898	Profit before tax	19,037	7,079

(3,140)	(37,648)	Tax expense	(4,846)	(385)

9,196	110,250	Profit for the year	14,191	6,694

		Profit attributable to shareholders of the parent
8,527	102,232	company	13,159	5,834

669	8,018	Profit attributable to non-controlling interests	1,032	860

Consolidated Statement of Comprehensive Income

	Year ended 31 December
	2010	2009
	US$m	US$m

Profit for the year	14,191	6,694

Other comprehensive income
Available-for-sale investments	5,835	10,817
- fair value gains	6,368	9,821
- fair value gains transferred to income statement on disposal	(1,174)	(648)
- amounts transferred to the income statement in respect of
impairment losses	1,118	2,391
- income taxes	(477)	(747)

Cash flow hedges	(271)	772
- fair value gains/(losses)	(178)	481
- fair value (gains)/losses transferred to income statement	(164)	808
- income taxes	71	(517)

Actuarial losses on defined benefit plans	(61)	(2,608)
- before income taxes	(60)	(3,586)
- income taxes	(1)	978

Share of other comprehensive income of associates and joint ventures	107	149
Exchange differences	(567)	4,975

Other comprehensive income for the year, net of tax	5,043	14,105

Total comprehensive income for the year	19,234	20,799

Total comprehensive income for the year attributable to:
- shareholders of the parent company	18,087	19,529
- non-controlling interests	1,147	1,270

	19,234	20,799

Consolidated Balance Sheet

Year ended 31 December			Year ended 31 December
2010			2010	2009
£m	HK$m		US$m	US$m

		ASSETS

36,955	446,038	Cash and balances at central banks	57,383	60,655
3,910	47,198	Items in the course of collection from other banks	6,072	6,395
12,273	148,130	Hong Kong Government certificates of indebtedness	19,057	17,463
247,973	2,993,009	Trading assets	385,052	421,381
23,835	287,687	Financial assets designated at fair value	37,011	37,181
167,928	2,026,864	Derivatives	260,757	250,886
134,127	1,618,890	Loans and advances to banks	208,271	179,781
617,188	7,449,379	Loans and advances to customers	958,366	896,231
258,086	3,115,068	Financial investments	400,755	369,158
27,854	336,190	Other assets	43,251	44,534
706	8,519	Current tax assets	1,096	2,937
7,706	93,012	Prepayments and accrued income	11,966	12,423
11,075	133,680	Interests in associates and joint ventures	17,198	13,011
19,270	232,584	Goodwill and intangible assets	29,922	29,994
7,419	89,553	Property, plant and equipment	11,521	13,802
4,515	54,497	Deferred tax assets	7,011	8,620

1,580,820	19,080,298	Total assets	2,454,689	2,364,452

		LIABILITIES AND EQUITY

		Liabilities
12,273	148,130	Hong Kong currency notes in circulation	19,057	17,463
71,216	859,569	Deposits by banks	110,584	124,872
790,655	9,543,106	Customer accounts	1,227,725	1,159,034
4,291	51,791	Items in the course of transmission to other banks	6,663	5,734
193,653	2,337,364	Trading liabilities	300,703	268,130
56,758	685,058	Financial liabilities designated at fair value	88,133	80,092
166,580	2,010,603	Derivatives	258,665	247,646
93,638	1,130,202	Debt securities in issue	145,401	146,896
18,064	218,033	Other liabilities	28,050	68,640
1,162	14,022	Current tax liabilities	1,804	2,140
37,744	455,568	Liabilities under insurance contracts	58,609	53,707
8,955	108,091	Accruals and deferred income	13,906	13,190
1,377	16,619	Provisions	2,138	1,965
704	8,496	Deferred tax liabilities	1,093	1,837
2,483	29,973	Retirement benefit liabilities	3,856	6,967
21,501	259,518	Subordinated liabilities	33,387	30,478

1,481,054	17,876,143	Total liabilities	2,299,774	2,228,791

		Equity
5,695	68,737	Called up share capital	8,843	8,705
5,444	65,713	Share premium account	8,454	8,413
3,768	45,480	Other equity instruments	5,851	2,133
17,497	211,185	Other reserves	27,169	22,236
62,694	756,701	Retained earnings	97,350	86,812

95,098	1,147,816	Total shareholders' equity	147,667	128,299
4,668	56,339	Non-controlling interests	7,248	7,362

99,766	1,204,155	Total equity	154,915	135,661

1,580,820	19,080,298	Total equity and liabilities	2,454,689	2,364,452

Consolidated Statement of Cash Flows

	Year ended 31 December
	2010	2009
	US$m	US$m

Cash flows from operating activities
Profit before tax	19,037	7,079

Adjustments for:
- non-cash items included in profit before tax	18,887	31,384
- change in operating assets	(13,267)	(20,803)
- change in operating liabilities	42,272	14,645
- elimination of exchange differences	(1,799)	(19,024)
- net gain from investing activities	(1,698)	(1,910)
- share of profits in associates and joint ventures	(2,517)	(1,781)
- dividends received from associates	441	414
- contributions paid to defined benefit plans	(3,321)	(974)
- tax paid	(2,293)	(2,132)

Net cash generated from operating activities	55,742	6,898

Cash flows from investing activities
Purchase of financial investments	(341,202)	(304,629)
Proceeds from the sale and maturity of financial investments	321,846	241,341
Purchase of property, plant and equipment	(2,533)	(2,000)
Proceeds from the sale of property, plant and equipment	4,373	4,701
Proceeds from the sale of loan portfolios	4,243	4,852
Net purchase of intangible assets	(1,179)	(956)
Net cash inflow/(outflow) from acquisition of subsidiaries	(86)	(677)
Net cash inflow from disposal of subsidiaries	466	45
Net cash outflow from acquisition of or increase in stake of associates	(1,589)	(62)
Net cash outflow from the consolidation of funds	(19,566)	-
Proceeds from disposal of associates and joint ventures	254	308

Net cash used in investing activities	(34,973)	(57,077)

Cash flows from financing activities
Issue of ordinary share capital
- rights issue	-	18,326
- other	180	72
Issue of other equity instruments	3,718	-
Net sales/(purchases) of own shares for market-making and investment purposes	163	(176)
Purchases of own shares to meet share awards and share option awards	11	(51)
On exercise of share options	2	12
Subordinated loan capital issued	4,481	2,959
Subordinated loan capital repaid	(2,475)	(4,637)
Net cash outflow from change in stake in subsidiaries	(229)	-
Dividends paid to shareholders of the parent company	(3,441)	(4,264)
Dividends paid to non-controlling interests	(595)	(702)
Dividends paid to holders of other equity instruments	(413)	(269)

Net cash generated from financing activities	1,402	11,270

Net increase/(decrease) in cash and cash equivalents	22,171	(38,909)

Cash and cash equivalents at 1 January	250,766	278,872
Exchange differences in respect of cash and cash equivalents	1,139	10,803

Cash and cash equivalents at 31 December	274,076	250,766

Consolidated Statement of Changes in Equity

	Year ended 31 December
	2010	2009
	US$m	US$m

Called up share capital
At 1 January	8,705	6,053
Shares issued under employee share plans	12	4
Shares issued in lieu of dividends and amounts arising thereon	126	118
Shares issued in respect of rights issue	-	2,530
		,
At 31 December	8,843	8,705

Share premium
At 1 January	8,413	8,463
Shares issued under employee share plans	168	69
Shares issued in lieu of dividends and amounts arising thereon	(127)	(119)

At 31 December	8,454	8,413

Other equity instruments
At 1 January	2,133	2,133
Capital securities issued	3,718	-

At 31 December	5,851	2,133

Retained earnings
At 1 January	86,812	80,689
Profit for the year	13,159	5,834
Other comprehensive income
Actuarial losses on defined benefit plans	(58)	(2,685)
Share of other comprehensive income of associates and joint ventures	107	149

Other comprehensive income (net of tax)	49	(2,536)

Total comprehensive income for the year	13,208	3,298
Shares issued in lieu of dividends and amounts arising thereon	2,524	1,670
Dividends to shareholders	(6,350)	(5,639)
Tax credit on dividends	122	50
Own shares adjustment	174	(227)
Exercise and lapse of share options and vesting of share awards	809	807
Income taxes on share-based payments	(14)	9
Other movements	(58)	210
Transfers	173	5,945
Changes in ownership interests in subsidiaries that did not result in loss of control	(50)	-

At 31 December	97,350	86,812

Other reserves
Available-for-sale fair value reserve
At 1 January	(9,965)	(20,550)
Other comprehensive income
Available-for-sale investments	5,671	10,603

Other comprehensive income (net of tax)	5,671	10,603

Total comprehensive income for the year	5,671	10,603
Other movements	217	(18)

At 31 December	(4,077)	(9,965)

	Year ended 31 December
	2010	2009
	US$m	US$m

Cash flow hedging reserve
At 1 January	(26)	(806)
Other comprehensive income
Cash flow hedges	(266)	791

Other comprehensive income (net of tax)	(266)	791

Total comprehensive income for the year	(266)	791
Other movements	7	(11)

At 31 December	(285)	(26)

Foreign exchange reserve
At 1 January	2,994	(1,843)
Other comprehensive income
Exchange differences	(526)	4,837

Other comprehensive income (net of tax)	(526)	4,837

Total comprehensive income for the year	(526)	4,837

At 31 December	2,468	2,994

Share-based payment reserve
At 1 January	1,925	1,995
Exercise and lapse of share options and vesting of share awards	(809)	(769)
Cost of share-based payment arrangements	812	683
Transfers	(173)	-
Other movements	-	16

At 31 December	1,755	1,925

Merger reserve
At 1 January	27,308	17,457
Shares issued in respect of rights issue	-	15,796
Transfers	-	(5,945)

At 31 December	27,308	27,308

	Year ended 31 December
	2010	2009
	US$m	US$m

Total shareholders' equity
At 1 January	128,299	93,591
Profit for the year	13,159	5,834
Other comprehensive income
Available-for-sale investments	5,671	10,603
Cash flow hedges	(266)	791
Actuarial losses on defined benefit plans	(58)	(2,685)
Share of other comprehensive income of associates and joint ventures	107	149
Exchange differences	(526)	4,837

Other comprehensive income (net of tax)	4,928	13,695

Total comprehensive income for the year	18,087	19,529
Shares issued under employee share plans	180	73
Shares issued in lieu of dividends and amounts arising thereon	2,523	1,669
Capital securities issued	3,718	-
Shares issued in respect of rights issue	-	18,326
Dividends to shareholders	(6,350)	(5,639)
Tax credit on dividends	122	50
Own shares adjustment	174	(227)
Exercise and lapse of share options and vesting of share awards	-	38
Cost of share-based payment arrangements	812	683
Income taxes on share-based payments	(14)	9
Other movements	166	197
Changes in ownership interests in subsidiaries that did not result in loss of control	(50)	-

At 31 December	147,667	128,299

Non-controlling interests
At 1 January	7,362	6,638
Profit for the year	1,032	860
Other comprehensive income
Available-for-sale investments	164	214
Cash flow hedges	(5)	(19)
Actuarial (losses)/gains on defined benefit plans	(3)	77
Exchange differences	(41)	138

Other comprehensive income (net of tax)	115	410

Total comprehensive income for the year	1,147	1,270
Dividends to shareholders	(725)	(832)
Other movements	3	77
Acquisition and disposal of subsidiaries	(436)	(38)
Changes in ownership interests in subsidiaries that did not result in loss of control	(103)	247

At 31 December	7,248	7,362

	Year ended 31 December
	2010	2009
	US$m	US$m

Total equity
At 1 January	135,661	100,229
Profit for the year	14,191	6,694
Other comprehensive income
Available-for-sale investments	5,835	10,817
Cash flow hedges	(271)	772
Actuarial losses on defined benefit plans	(61)	(2,608)
Share of other comprehensive income of associates and joint ventures	107	149
Exchange differences	(567)	4,975

Other comprehensive income (net of tax)	5,043	14,105

Total comprehensive income for the year	19,234	20,799
Shares issued under employee share plans	180	73
Shares issued in lieu of dividends and amounts arising thereon	2,523	1,669
Capital securities issued	3,718	-
Shares issued in respect of rights issue	-	18,326
Dividends to shareholders	(7,075)	(6,471)
Tax credit on dividends	122	50
Own shares adjustment	174	(227)
Exercise and lapse of share options and vesting of share awards	-	38
Cost of share-based payment arrangements	812	683
Income taxes on share-based payments	(14)	9
Other movements	169	274
Acquisition and disposal of subsidiaries	(436)	(38)
Changes in ownership interests in subsidiaries that did not result in loss of control	(153)	247

At 31 December	154,915	135,661

Additional Information

1. Basis of preparation and accounting policies

The basis of preparation and summary of significant accounting policies applicable to the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings can be found in Notes 1 and 2 of the Annual Report and Accounts 2010.

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with International Financial Reporting Standards ('IFRSs') as issued by the International Accounting Standards Board ('IASB') and as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2010, there were no unendorsed standards effective for the year ended 31 December 2010 affecting the consolidated and separate financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC's financial statements for the year ended 31 December 2010 are prepared in accordance with IFRSs as issued by the IASB.

IFRSs comprise accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the IFRS Interpretations Committee ('IFRIC') and its predecessor body.

During 2010 HSBC adopted the revised IFRS 3 'Business Combinations' ('IFRS 3') and amendments to IAS 27 'Consolidated and Separate Financial Statements' ('IAS 27'). In terms of their application to HSBC, the revised IFRS 3 and the amendments to IAS 27 apply prospectively to acquisitions and transactions taking place on or after 1 January 2010, and have had no significant effect on the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings.

Further details of these standards and amendments to standards are provided in Note 1(a) of the Annual Report and Accounts 2010.

2. Dividends

On 28 February 2011, the Directors declared a fourth interim dividend for 2010 of US$0.12 per ordinary share. The dividend will be payable on 5 May 2011, to holders of record on 17 March 2011 on the Hong Kong Overseas Branch Register and 18 March on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register. The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the exchange rates quoted by HSBC Bank plc in London at or about 11 am on 27 April 2011, and with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 30 March 2011 and elections will be required to be made by 20 April 2011. As this dividend was declared after the balance sheet date, it has not been included in 'Other liabilities' at 31 December 2010.

The dividend on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, will be payable on 5 May 2011 to the holders of record on 18 March 2011. The dividend will be payable in cash, in euros at the exchange rate on 27 April 2011, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 14 March 2011 and 23 March 2011.

The dividend on American Depositary Shares ('ADSs'), each of which represents five ordinary shares, will be payable on 5 May 2011 to holders of record on 18 March 2011. The dividend of US$60 per ADS will be payable in cash in US dollars or as a scrip dividend of new ADSs.

Particulars of these arrangements will be mailed to holders on or about 30 March 2011, and elections will be required to be made by 20 April 2011. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

The Company's shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 16 March 2011. The ADSs will be quoted ex-dividend in New York on 16 March 2011.

Dividends declared on HSBC Holdings shares during 2010 were as follows:

	2010			2009
	Per		Settled	Per		Settled
	share	Total	in scrip	share	Total	in scrip
	US$	US$m	US$m	US$	US$m	US$m

Dividends declared on ordinary shares
In respect of previous year:
- fourth interim dividend	0.10	1,733	838	0.10	1,210	624
In respect of current year:
- first interim dividend	0.08	1,394	746	0.08	1,384	190
- second interim dividend	0.08	1,402	735	0.08	1,385	696
- third interim dividend	0.08	1,408	205	0.08	1,391	160

	0.34	5,937	2,524	0.34	5,370	1,670

Quarterly dividends on preference shares
classified as equity
March dividend	15.50	22		15.50	22
June dividend	15.50	23		15.50	23
September dividend	15.50	22		15.50	22
December dividend	15.50	23		15.50	23

	62.00	90		62.00	90

Quarterly coupons on capital securities
classified as equity1
January coupon	0.508	44		0.508	44
April coupon	0.508	45		0.508	45
July coupon	0.508	45		0.508	45
September coupon	0.450	68		-	-
October coupon	0.508	45		0.508	45
December coupon	0.500	76		-	-

	2.982	323		2.032	179

1 HSBC Holdings issued perpetual suboardinated capital securities of US$3,800m in June 2010 and US$2,200m in April 2008, which are classified as equity under IFRSs.

On 8 February 2011, the Directors declared quarterly dividends of US$15.50 per non-cumulative Series A Dollar Preference Share (equivalent to a dividend of US$0.3875 per Series A American Depository Share, each of which represents one-fortieth of a Series A dollar preference share) and £0.01 per Series A Sterling Preference Share for payment on 15 March 2011 to the holders of record on 1 March 2011.

On 18 January 2011, HSBC paid a coupon on the Capital Securities of US$0.508 per security, a distribution of US$44 million. No liability is recorded in the balance sheet at 31 December 2010 in respect of this coupon payment.

3. Earnings and dividends per ordinary share

	Year ended 31 December
	2010	2009
	US$	US$

Basic earnings per ordinary share	0.73	0.34
Diluted earnings per ordinary share	0.72	0.34
Dividends per ordinary share	0.34	0.34
Net asset value at year-end	7.94	7.17

Dividend pay out ratio1	46.6%	100.0%

1 Dividends per ordinary share expressed as a percentage of basic earnings per ordinary share.

Basic earnings per ordinary share was calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Profit attributable to the ordinary shareholders of the parent company
	Year ended 31 December
	2010	2009
	US$m	US$m

Profit attributable to shareholders of the parent company	13,159	5,834
Dividend payable on preference shares classified as equity	(90)	(90)
Coupon payable on capital securities classified as equity	(323)	(179)

Profit attributable to the ordinary shareholders of the parent company	12,746	5,565

Basic and diluted earnings per share
	2010			2009
		Number of	Per		Number of	Per
	Profit	shares	share	Profit	shares	share
	US$m	(millions)	US$	US$m	(millions)	US$

Basic	12,746	17,404	0.73	5,565	16,277	0.34
Effect of dilutive potential ordinary shares		229			143

Diluted	12,746	17,633	0.72	5,565	16,420	0.34

4. Tax expense

	Year ended 31 December
	2010	2009
	US$m	US$m

UK corporation tax charge	383	206
Overseas tax	3,328	1,847

Current tax	3,711	2,053
Deferred tax	1,135	(1,668)

Tax expense	4,846	385

Effective tax rate	25.5%	5.4%

HSBC Holdings and its subsidiaries in the United Kingdom provided for UK corporation tax at 28% (2009: 28%). Overseas tax included Hong Kong profits tax of US$962m (2009: US$783m) provided at the rate of 16.5% (2009: 16.5%) on the profits for the year assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

Analysis of tax expense
	Year ended 31 December
	2010	2009
	US$m	US$m

Taxation at UK corporation tax rate of 28%	5,330	1,982
Non-deductible loss on foreign exchange swaps on rights issue proceeds	-	96
Effect of taxing overseas profits in principal locations at different rates	(744)	(1,345)
Gains not subject to tax	(275)	(238)
Adjustments in respect of prior period liabilities	-	(39)
Low income housing tax credits	(86)	(98)
Effect of profit in associates and joint ventures	(705)	(499)
Deferred tax temporary differences not provided /(previously not recognised)	(6)	360
Non taxable income	(374)	(365)
Permanent disallowables	276	223
Additional provision for tax on overseas dividends	-	341
Tax impact of intra-group transfer of subsidiary	1,216	-
Other items	214	(33)

Overall tax expense	4,846	385

5. Analysis of net fee income

	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2010	2010	2010	2009	2009	2009
	US$m	US$m	US$m	US$m	US$m	US$m

Cards	1,900	1,901	3,801	2,209	2,416	4,625
Account services	1,821	1,811	3,632	1,771	1,821	3,592
Funds under management	1,181	1,330	2,511	945	1,227	2,172
Broking income	766	1,023	1,789	749	868	1,617
Credit facilities	827	808	1,635	729	750	1,479
Insurance	578	569	1,147	688	733	1,421
Imports/exports	466	525	991	438	459	897
Global custody	439	261	700	471	517	988
Remittances	329	351	680	281	332	613
Underwriting	264	359	623	348	398	746
Unit trusts	267	293	560	137	226	363
Corporate finance	248	192	440	164	232	396
Trust income	141	150	291	134	144	278
Mortgage servicing	60	58	118	62	62	124
Maintenance income on
operating leases	53	46	99	55	56	111
Taxpayer financial services	91	(18)	73	91	(4)	87
Other	974	1,053	2,027	919	975	1,894

Total fee income	10,405	10,712	21,117	10,191	11,212	21,403
Less: fee expense	(1,887)	(1,875)	(3,762)	(1,763)	(1,976)	(3,739)

Total net fee income	8,518	8,837	17,355	8,428	9,236	17,664

6. Loan impairment charges

	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2010	2010	2010	2009	2009	2009
	US$m	US$m	US$m	US$m	US$m	US$m

Individually assessed impairment
allowances:
- Net new allowances	1,129	1,641	2,770	2,284	2,308	4,592
- Recoveries	(60)	(85)	(145)	(34)	(100)	(134)

	1,069	1,556	2,625	2,250	2,208	4,458
Collectively assessed impairment
allowances:
- Net new allowances	6,558	5,240	11,798	11,426	9,814	21,240
- Recoveries	(393)	(482)	(875)	(343)	(413)	(756)

	6,165	4,758	10,923	11,083	9,401	20,484
Total charge for impairment losses	7,234	6,314	13,548	13,333	11,609	24,942

Banks	12	-	12	13	57	70
Customers	7,222	6,314	13,536	13,320	11,552	24,872

7. Notes on the statement of cash flows

	Year ended 31 December
	2010	2009
	US$m	US$m
Non-cash items included in profit before tax
Depreciation, amortisation and impairment	2,801	2,538
Gains arising from dilution of interest in associates	(188)	-
Revaluations on investment property	(93)	24
Share-based payment expense	812	683
Loan impairment losses gross of recoveries and other credit risk provisions	15,059	27,378
Provisions	680	669
Impairment of financial investments	105	358
Charge for defined benefit plans	526	192
Accretion of discounts and amortisation of premiums	(815)	(458)

	18,887	31,384

Change in operating assets
Change in prepayments and accrued income	457	3,198
Change in net trading securities and net derivatives	60,337	15,388
Change in loans and advances to banks	5,213	(30,354)
Change in loans and advances to customers	(79,283)	6,149
Change in financial assets designated at fair value	154	(8,911)
Change in other assets	(145)	(6,273)

	(13,267)	(20,803)

Change in operating liabilities
Change in accruals and deferred income	716	(2,258)
Change in deposits by banks	(14,288)	(5,216)
Change in customer accounts	68,691	41,983
Change in debt securities in issue	(1,495)	(32,797)
Change in financial liabilities designated at fair value	5,659	7,430
Change in other liabilities	(17,011)	5,503

	42,272	14,645

Cash and cash equivalents
Cash and balances at central banks	57,383	60,655
Items in the course of collection from other banks	6,072	6,395
Loans and advances to banks of one month or less	189,197	160,673
Treasury bills, other bills and certificates of deposit
less than three months	28,087	28,777
Less: items in the course of transmission to other banks	(6,663)	(5,734)

	274,076	250,766

Interest and dividends
Interest paid	(21,405)	(29,030)
Interest received	63,696	74,062
Dividends received	563	1,023

8. Segmental analysis

HSBC's operating segments are organised into six geographical regions, Europe, Hong Kong, Rest of Asia-Pacific, Middle East, North America and Latin America. Due to the nature of the Group, HSBC's chief operating decision-maker regularly reviews operating activity on a number of bases, including by geographical region, customer group and global business, and retail businesses by geographical region. The segmental analysis is presented on a geographical basis because, although information is reviewed on a number of bases, capital resources are allocated and performance is assessed primarily by geographical region. Also, the economic conditions of each geographical region are highly influential in determining the performance of the different businesses carried out in each region. As a result, provision of segmental information on a geographical basis provides the most meaningful basis from which to assess performance. HSBC's chief operating decision-maker is the Group Management Board which operates as a general management committee under the direct authority of the Board.

Geographical information is classified by the location of the principal operations of the subsidiary or, for The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East and HSBC Bank USA, by the location of the branch responsible for reporting the results or advancing the funds.

Information provided to HSBC's chief operating decision-maker to make decisions about allocating resources to, and assessing the performance of, operating segments is measured in accordance with IFRSs. The financial information shown below includes the effects of intra-HSBC transactions between operating segments which are conducted on an arm's length basis and eliminated in a separate column. Shared costs are included in operating segments on the basis of the actual recharges made.

Products and services

HSBC provides a comprehensive range of banking and related financial services to its customers in its six geographical regions. The products and services offered to customers are organised by customer groups and global businesses.

•    Personal Financial Services offers a broad range of products and services to meet the personal banking, consumer finance and wealth management needs of individual customers. Personal banking products typically include current and savings accounts, mortgages and personal loans, credit cards, debit cards, insurance, wealth management and local and international payment services.

•    Commercial Banking product offerings include the provision of financing services, payments and cash management, international trade finance, treasury and capital markets, commercial cards, insurance, and online and direct banking offerings.

•    Global Banking and Markets provides tailored financial solutions to major government, corporate and institutional clients and private investors worldwide. The client-focused business lines deliver a full range of banking capabilities including financing, advisory and transaction services; a markets business that provides services in credit, rates, foreign exchange, money markets and securities services; global asset management services and principal investment activities.

• Global Private Banking provides a range of services to meet the banking, investment and wealth advisory needs of high net worth individuals.

Financial information

In the following segmental analysis, the benefit of shareholders' funds impacts the analysis only to the extent that these funds are actually allocated to businesses in the segment by way of intra-HSBC capital and funding structures.

Europe
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2010	2010	2010	2009	2009	2009
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	8,811	8,739	17,550	10,673	9,610	20,283
Interest expense	(3,009)	(3,291)	(6,300)	(4,695)	(3,320)	(8,015)

Net interest income	5,802	5,448	11,250	5,978	6,290	12,268

Fee income	4,111	4,223	8,334	3,998	4,578	8,576
Fee expense	(934)	(1,029)	(1,963)	(1,155)	(1,154)	(2,309)

Net fee income	3,177	3,194	6,371	2,843	3,424	6,267

Net trading income	1,604	1,259	2,863	3,429	2,030	5,459
Changes in fair value of long-term
debt issued and related derivatives	715	(1,080)	(365)	(788)	(1,958)	(2,746)
Net income/(expense) from
other financial instruments
designated at fair value	(142)	789	647	212	1,109	1,321

Net income/(expense) from
financial instruments
designated at fair value	573	(291)	282	(576)	(849)	(1,425)
Gains less losses from financial
investments	237	249	486	(60)	110	50
Dividend income	14	6	20	13	16	29
Net earned insurance premiums	2,137	1,930	4,067	2,134	2,089	4,223
Other operating income	1,141	976	2,117	976	1,286	2,262

Total operating income	14,685	12,771	27,456	14,737	14,396	29,133

Net insurance claims incurred and
movement in liabilities to
policyholders	(1,964)	(2,742)	(4,706)	(2,383)	(3,206)	(5,589)
Net operating income before loan
impairment charges and other
credit risk provisions	12,721	10,029	22,750	12,354	11,190	23,544

Loan impairment charges and
other credit risk provisions	(1,501)	(1,519)	(3,020)	(2,813)	(2,755)	(5,568)

Net operating income	11,220	8,510	19,730	9,541	8,435	17,976

Net operating expenses	(7,704)	(7,741)	(15,445)	(6,587)	(7,401)	(13,988)

Operating profit	3,516	769	4,285	2,954	1,034	3,988

Share of profit/(loss) in associates
and joint ventures	5	12	17	22	(1)	21

Profit before tax	3,521	781	4,302	2,976	1,033	4,009

Tax expense	(910)	(96)	(1,006)	(527)	(249)	(776)

Profit for the year	2,611	685	3,296	2,449	784	3,233

Hong Kong
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2010	2010	2010	2009	2009	2009
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	2,414	2,688	5,102	2,923	2,404	5,327
Interest expense	(420)	(436)	(856)	(691)	(441)	(1,132)

Net interest income	1,994	2,252	4,246	2,232	1,963	4,195

Fee income	1,626	1,834	3,460	1,409	1,690	3,099
Fee expense	(231)	(267)	(498)	(209)	(221)	(430)

Net fee income	1,395	1,567	2,962	1,200	1,469	2,669

Net trading income	688	624	1,312	704	521	1,225
Changes in fair value of
long-term debt issued
and related derivatives	(2)	-	(2)	(3)	-	(3)
Net income/(expense) from
other financial instruments
designated at fair value	(28)	408	380	348	440	788

Net income/(expense) from
financial instruments
designated at fair value	(30)	408	378	345	440	785
Gains less losses from financial
investments	111	(13)	98	2	7	9
Dividend income	13	17	30	14	14	28
Net earned insurance premiums	2,248	2,084	4,332	1,838	1,836	3,674
Other operating income	644	962	1,606	505	769	1,274

Total operating income	7,063	7,901	14,964	6,840	7,019	13,859

Net insurance claims incurred and
movement in liabilities to
policyholders	(2,167)	(2,595)	(4,762)	(2,126)	(2,266)	(4,392)
Net operating income before
loan impairment charges and
other credit risk provisions	4,896	5,306	10,202	4,714	4,753	9,467

Loan impairment charges and
other credit risk provisions	(63)	(51)	(114)	(273)	(227)	(500)

Net operating income	4,833	5,255	10,088	4,441	4,526	8,967

Net operating expenses	(1,968)	(2,463)	(4,431)	(1,935)	(2,011)	(3,946)

Operating profit	2,865	2,792	5,657	2,506	2,515	5,021

Share of profit/(loss) in associates
and joint ventures	12	23	35	(5)	13	8

Profit before tax	2,877	2,815	5,692	2,501	2,528	5,029

Tax expense	(476)	(511)	(987)	(495)	(374)	(869)

Profit for the year	2,401	2,304	4,705	2,006	2,154	4,160

Rest of Asia-Pacific
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2010	2010	2010	2009	2009	2009
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	2,976	3,456	6,432	3,025	2,852	5,877
Interest expense	(1,154)	(1,450)	(2,604)	(1,257)	(1,081)	(2,338)

Net interest income	1,822	2,006	3,828	1,768	1,771	3,539

Fee income	1,138	1,261	2,399	908	1,064	1,972
Fee expense	(204)	(263)	(467)	(189)	(226)	(415)

Net fee income	934	998	1,932	719	838	1,557

Net trading income	780	838	1,618	909	697	1,606
Changes in fair value of
long-term debt issued and
related derivatives	-	(2)	(2)	(2)	1	(1)
Net income/(expense) from
other financial instruments
designated at fair value	(2)	28	26	31	80	111

Net income/(expense) from
financial instruments
designated at fair value	(2)	26	24	29	81	110
Gains less losses from financial
investments	39	107	146	(21)	2	(19)
Dividend income	1	-	1	1	1	2
Net earned insurance premiums	198	250	448	152	213	365
Other operating income	877	721	1,598	608	630	1,238

Total operating income	4,649	4,946	9,595	4,165	4,233	8,398

Net insurance claims incurred and
movement in liabilities to
policyholders	(151)	(212)	(363)	(156)	(239)	(395)
Net operating income before loan
impairment charges and other
credit risk provisions	4,498	4,734	9,232	4,009	3,994	8,003

Loan impairment charges and
other credit risk provisions	(147)	(292)	(439)	(531)	(365)	(896)

Net operating income	4,351	4,442	8,793	3,478	3,629	7,107

Net operating expenses	(2,417)	(2,726)	(5,143)	(2,151)	(2,299)	(4,450)

Operating profit	1,934	1,716	3,650	1,327	1,330	2,657

Share of profit in associates and
joint ventures	1,051	1,201	2,252	695	848	1,543

Profit before tax	2,985	2,917	5,902	2,022	2,178	4,200

Tax expense	(487)	(475)	(962)	(338)	(415)	(753)

Profit for the year	2,498	2,442	4,940	1,684	1,763	3,447

Middle East
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2010	2010	2010	2009	2009	2009
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	979	1,024	2,003	1,217	1,043	2,260
Interest expense	(312)	(324)	(636)	(454)	(321)	(775)

Net interest income	667	700	1,367	763	722	1,485

Fee income	382	355	737	337	345	682
Fee expense	(26)	(34)	(60)	(29)	(28)	(57)

Net fee income	356	321	677	308	317	625

Net trading income	194	176	370	220	174	394
Gains less losses from financial
investments	(1)	(2)	(3)	13	3	16
Dividend income	5	2	7	2	1	3
Other operating income/(expense)	(33)	25	(8)	63	8	71

Total operating income	1,188	1,222	2,410	1,369	1,225	2,594

Net insurance claims incurred and
movement in liabilities to
policyholders	-	-	-	-	-	-
Net operating income before loan
impairment charges and other
credit risk provisions	1,188	1,222	2,410	1,369	1,225	2,594

Loan impairment charges and
other credit risk provisions	(438)	(189)	(627)	(391)	(943)	(1,334)

Net operating income	750	1,033	1,783	978	282	1,260

Net operating expenses	(519)	(559)	(1,078)	(482)	(519)	(1,001)

Operating profit	231	474	705	496	(237)	259

Share of profit in associates and
joint ventures	115	72	187	147	49	196

Profit/(loss) before tax	346	546	892	643	(188)	455

Tax income/(expense)	(60)	(78)	(138)	(109)	15	(94)

Profit/(loss) for the year	286	468	754	534	(173)	361
North America
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2010	2010	2010	2009	2009	2009
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	8,637	8,144	16,781	10,485	9,041	19,526
Interest expense	(2,284)	(2,058)	(4,342)	(3,308)	(2,548)	(5,856)

Net interest income	6,353	6,086	12,439	7,177	6,493	13,670

Fee income	2,329	2,195	4,524	2,805	2,691	5,496
Fee expense	(528)	(332)	(860)	(270)	(409)	(679)

Net fee income	1,801	1,863	3,664	2,535	2,282	4,817

Net trading income/(expense)	(67)	381	314	394	(63)	331
Changes in fair value of
long-term debt issued
and related derivatives	412	(301)	111	(1,507)	(1,990)	(3,497)
Net income/(expense) from
other financial instruments
designated at fair value	2	(2)	-	(2)	3	1

Net income/(expense)
from financial instruments
designated at fair value	414	(303)	111	(1,509)	(1,987)	(3,496)
Gains less losses from financial
investments	118	25	143	257	39	296
Dividend income	21	21	42	23	30	53
Net earned insurance premiums	126	119	245	164	145	309
Other operating income/(expense)	306	(73)	233	292	274	566

Total operating income	9,072	8,119	17,191	9,333	7,213	16,546

Net insurance claims incurred and
movement in liabilities to
policyholders	(72)	(72)	(144)	(143)	(98)	(241)
Net operating income before loan
impairment charges and other
credit risk provisions	9,000	8,047	17,047	9,190	7,115	16,305

Loan impairment charges and
other credit risk provisions	(4,554)	(3,741)	(8,295)	(8,538)	(7,126)	(15,664)

Net operating income/(expense)	4,446	4,306	8,752	652	(11)	641

Net operating expenses	(3,957)	(4,365)	(8,322)	(4,362)	(4,029)	(8,391)

Operating profit/(loss)	489	(59)	430	(3,710)	(4,040)	(7,750)

Share of profit in associates
and joint ventures	3	21	24	7	5	12

Profit/(loss) before tax	492	(38)	454	(3,703)	(4,035)	(7,738)

Tax income/(expense)	(1,676)	496	(1,180)	305	1,980	2,285

Profit/(loss) for the year	(1,184)	458	(726)	(3,398)	(2,055)	(5,453)
Latin America
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2010	2010	2010	2009	2009	2009
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	5,434	6,156	11,590	4,890	5,201	10,091
Interest expense	(2,315)	(2,964)	(5,279)	(2,270)	(2,248)	(4,518)

Net interest income	3,119	3,192	6,311	2,620	2,953	5,573

Fee income	1,140	1,226	2,366	1,060	1,170	2,230
Fee expense	(285)	(332)	(617)	(237)	(264)	(501)

Net fee income	855	894	1,749	823	906	1,729

Net trading income	353	380	733	599	249	848
Changes in fair value of
long-term debt issued
and related derivatives	-	-	-	-	-	-
Net income from other
financial instruments
designated at fair value	130	295	425	188	307	495

Net income from financial
Instruments designated at
fair value	130	295	425	188	307	495
Gains less losses from financial
investments	53	45	98	132	36	168
Dividend income	5	7	12	4	7	11
Net earned insurance premiums	957	1,097	2,054	724	1,176	1,900
Other operating income	10	131	141	61	72	133

Total operating income	5,482	6,041	11,523	5,151	5,706	10,857

Net insurance claims incurred and
movement in liabilities to
policyholders	(767)	(1,025)	(1,792)	(699)	(1,134)	(1,833)
Net operating income before loan
Impairment charges and other
credit risk provisions	4,715	5,016	9,731	4,452	4,572	9,024

Loan impairment charges and
other credit risk provisions	(820)	(724)	(1,544)	(1,385)	(1,141)	(2,526)

Net operating income	3,895	4,292	8,187	3,067	3,431	6,498

Net operating expenses	(3,013)	(3,381)	(6,394)	(2,488)	(2,887)	(5,375)

Operating profit	882	911	1,793	579	544	1,123

Share of profit in associates and
joint ventures	1	1	2	1	-	1

Profit before tax	883	912	1,795	580	544	1,124

Tax expense	(247)	(326)	(573)	(122)	(56)	(178)

Profit for the year	636	586	1,222	458	488	946

Other information about the profit/(loss) for the year

			Rest of				Intra-
		Hong	Asia-	Middle	North	Latin	HSBC
	Europe	Kong	Pacific	East	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Year ended 31 December 2010

External	18,881	9,170	7,728	1,774	8,504	8,151	-	54,208
Inter-segment	849	918	1,065	9	248	36	(3,125)	-

Net operating income	19,730	10,088	8,793	1,783	8,752	8,187	(3,125)	54,208

Profit for the year includes the
following significant non-cash items:
Depreciation, amortisation
and impairment	1,071	404	243	49	471	458	-	2,696
Loan impairment losses gross
of recoveries and other credit
risk provisions	3,303	169	615	684	8,476	1,812	-	15,059
Impairment of financial investments	35	41	4	5	21	1	-	107

Year ended 31 December 2009

External	16,734	8,352	6,056	1,283	767	6,501	-	39,693
Inter-segment	1,242	615	1,051	(23)	(126)	(3)	(2,756)	-

Net operating income	17,976	8,967	7,107	1,260	641	6,498	(2,756)	39,693

Profit for the year includes the
following significant non-cash items:
Depreciation, amortisation
and impairment	1,039	342	215	37	512	390	-	2,535
Loan impairment losses gross
of recoveries and other credit
risk provisions	5,833	534	1,028	1,361	15,757	2,865	-	27,378
Impairment of financial investments	137	129	50	4	38	-	-	358

Balance sheet information

			Rest of				Intra-
		Hong	Asia-	Middle	North	Latin	HSBC
	Europe	Kong	Pacific	East	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2010
Loans and advances to
customers (net)	435,799	140,691	108,731	24,626	190,532	57,987	-	958,366
Interests in associates and
joint ventures	186	207	15,035	1,661	104	5	-	17,198
Total assets	1,249,527	429,565	278,062	52,757	492,487	139,938	(187,647)	2,454,689
Customer accounts	491,563	297,484	158,155	33,511	158,486	88,526	-	1,227,725
Total liabilities	1,189,996	422,101	246,989	45,379	459,301	123,655	(187,647)	2,299,774

Capital expenditure incurred1	865	836	168	46	774	788	-	3,477

At 31 December 2009
Loans and advances to
customers (net)	439,481	99,381	80,043	22,844	206,853	47,629	-	896,231
Interests in associates and
joint ventures	147	157	11,083	1,573	42	9	-	13,011
Total assets	1,268,600	399,243	222,139	48,107	475,014	115,967	(164,618)	2,364,452
Customer accounts	495,019	275,441	133,999	32,529	149,157	72,889	-	1,159,034
Total liabilities	1,213,907	384,912	203,243	42,325	447,530	101,492	(164,618)	2,228,791

Capital expenditure incurred1	983	290	159	102	658	540	-	2,732

1 Expenditure incurred on property, plant and equipment and other intangible assets. Excludes assets acquired as part of business combinations and goodwill.

Net operating income by customer group and global business

	Personal		Global	Global		Intra-
	Financial	Commercial	Banking	Private		HSBC
	Services	Banking	& Markets	Banking	Other1	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Year ended 31 December 2010
External	19,529	11,419	22,090	2,194	(1,024)	-	54,208
Internal	1,788	610	(3,133)	911	5,687	(5,863)	-

Net operating income	21,317	12,029	18,957	3,105	4,663	(5,863)	54,208

Year ended 31 December 2009
External	13,804	9,285	21,383	2,275	(7,054)	-	39,693
Internal	1,709	286	(2,731)	709	5,023	(4,996)	-

Net operating income	15,513	9,571	18,652	2,984	(2,031)	(4,996)	39,693

1   The main items reported in the 'Other' category are certain property activities, unallocated investment activities, centrally held investment companies, movements in fair value of own debt and HSBC's holding company and financing operations. The 'Other' category also includes gains and losses on the disposal of certain significant subsidiaries or business units.

Information by country

	2010		2009
	External net	Non-	External net	Non-
	operating	current	operating	current
	income1	assets2	income1	assets2
	US$m	US$m	US$m	US$m

UK	11,467	19,661	9,958	19,704
Hong Kong	9,170	4,630	8,352	3,374
USA	6,098	6,669	(1,042)	5,499
France	3,185	10,914	3,322	11,782
Brazil	4,506	2,025	3,368	1,868
Other countries	19,782	29,747	15,735	25,557

	54,208	73,646	39,693	67,784

1 External net operating income is attributed to countries on the basis of the location of the branch responsible for reporting the results or advancing the funds.

2   Non-current assets consist of property, plant and equipment, goodwill, other intangible assets, interests in associates and joint ventures and certain other assets expected to be recovered more than twelve months after the reporting period.

9 .  Reconciliation of reported and underlying profit before tax

	2010 compared with 2009
				2009 at 2010
	2009 as	2009	Currency	exchange	2010 as	2010	2010
	reported	adjustments	translation	rates	reported	adjustments	underlying
HSBC	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	40,730	(1)	642	41,371	39,441	(31)	39,410
Net fee income	17,664	(210)	182	17,636	17,355	(3)	17,352
Changes in fair value1	(6,533)	6,533	-	-	(63)	63	-
Other income	14,320	(283)	228	14,265	11,514	(719)	10,795

Net operating income	66,181	6,039	1,052	73,272	68,247	(690)	67,557

Loan impairment charges
and other credit risk
provisions	(26,488)	-	(330)	(26,818)	(14,039)	-	(14,039)

Net operating income	39,693	6,039	722	46,454	54,208	(690)	53,518

Operating expenses	(34,395)	200	(568)	(34,763)	(37,688)	19	(37,669)

Operating profit	5,298	6,239	154	11,691	16,520	(671)	15,849

Income from associates	1,781	(1)	11	1,791	2,517	-	2,517

Profit before tax	7,079	6,238	165	13,482	19,037	(671)	18,366

1 Changes due to movements in own credit spread on long-term debt issued.

10. Distribution of results by customer group and global business

Personal Financial Services
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2010	2010	2010	2009	2009	2009
	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	12,198	11,963	24,161	12,650	12,457	25,107
Net fee income	3,560	3,776	7,336	4,045	4,193	8,238

Net trading income/(expense)	(377)	298	(79)	489	213	702
Net income/(expense) from
financial instruments designated
at fair value	(127)	1,337	1,210	744	1,595	2,339
Gains less losses from financial
investments	3	39	42	195	29	224
Dividend income	14	13	27	17	16	33
Net earned insurance premiums	4,953	4,784	9,737	4,585	4,949	9,534
Other operating income	387	263	650	302	507	809

Total operating income	20,611	22,473	43,084	23,027	23,959	46,986

Net insurance claims incurred and
movement in liabilities to
policyholders	(4,572)	(5,936)	(10,508)	(5,144)	(6,427)	(11,571)
Net operating income before loan
impairment charges and other
credit risk provisions	16,039	16,537	32,576	17,883	17,532	35,415

Loan impairment charges and
other credit risk provisions	(6,317)	(4,942)	(11,259)	(10,673)	(9,229)	(19,902)

Net operating income	9,722	11,595	21,317	7,210	8,303	15,513

Direct employee expenses	(2,584)	(2,804)	(5,388)	(2,876)	(3,193)	(6,069)
Other operating expenses	(6,425)	(6,992)	(13,417)	(5,898)	(6,325)	(12,223)

Total operating expenses	(9,009)	(9,796)	(18,805)	(8,774)	(9,518)	(18,292)

Operating profit/(loss)	713	1,799	2,512	(1,564)	(1,215)	(2,779)

Share of profit in associates and
joint ventures	458	548	1,006	315	399	714

Profit/(loss) before tax	1,171	2,347	3,518	(1,249)	(816)	(2,065)

Commercial Banking
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2010	2010	2010	2009	2009	2009
	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	4,024	4,463	8,487	3,809	4,074	7,883
Net fee income	1,935	2,029	3,964	1,749	1,953	3,702

Net trading income	233	222	455	194	160	354
Net income/(expense) from
financial instruments
designated at fair value	26	164	190	(17)	117	100
Gains less losses from financial
investments	3	(4)	(1)	25	(2)	23
Dividend income	5	7	12	3	5	8
Net earned insurance premiums	696	683	1,379	390	496	886
Other operating income	355	230	585	519	220	739

Total operating income	7,277	7,794	15,071	6,672	7,023	13,695

Net insurance claims incurred and
movement in liabilities to
policyholders	(537)	(700)	(1,237)	(328)	(514)	(842)
Net operating income before loan
impairment charges and other
credit risk provisions	6,740	7,094	13,834	6,344	6,509	12,853

Loan impairment charges and
other credit risk provisions	(705)	(1,100)	(1,805)	(1,509)	(1,773)	(3,282)

Net operating income	6,035	5,994	12,029	4,835	4,736	9,571

Direct employee expenses	(1,063)	(1,090)	(2,153)	(876)	(1,196)	(2,072)
Other operating expenses	(2,203)	(2,475)	(4,678)	(1,864)	(2,027)	(3,891)

Total operating expenses	(3,266)	(3,565)	(6,831)	(2,740)	(3,223)	(5,963)

Operating profit	2,769	2,429	5,198	2,095	1,513	3,608

Share of profit in associates and
joint ventures	435	457	892	337	330	667

Profit before tax	3,204	2,886	6,090	2,432	1,843	4,275

Global Banking and Markets
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2010	2010	2010	2009	2009	2009
	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	3,720	3,628	7,348	4,667	3,943	8,610
Net fee income	2,379	2,346	4,725	1,968	2,395	4,363

Net trading income	3,755	2,076	5,831	4,478	2,397	6,875
Net income from financial
instruments designated
at fair value	8	28	36	329	144	473
Gains less losses from financial
investments	505	292	797	158	107	265
Dividend income	22	26	48	23	45	68
Net earned insurance premiums	22	19	41	40	14	54
Other operating income	438	709	1,147	603	543	1,146

Total operating income	10,849	9,124	19,973	12,266	9,588	21,854

Net insurance claims incurred and
movement in liabilities to
policyholders	(15)	(11)	(26)	(35)	1	(34)
Net operating income before loan
impairment charges and other
credit risk provisions	10,834	9,113	19,947	12,231	9,589	21,820

Loan impairment charges and
other credit risk provisions	(500)	(490)	(990)	(1,732)	(1,436)	(3,168)

Net operating income	10,334	8,623	18,957	10,499	8,153	18,652

Direct employee expenses	(2,520)	(2,215)	(4,735)	(2,492)	(1,843)	(4,335)
Other operating expenses	(2,427)	(2,800)	(5,227)	(1,913)	(2,289)	(4,202)

Total operating expenses	(4,947)	(5,015)	(9,962)	(4,405)	(4,132)	(8,537)

Operating profit	5,387	3,608	8,995	6,094	4,021	10,115

Share of profit in associates and
joint ventures	246	295	541	204	162	366

Profit before tax	5,633	3,903	9,536	6,298	4,183	10,481

Global Private Banking
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2010	2010	2010	2009	2009	2009
	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	646	699	1,345	784	690	1,474
Net fee income	643	656	1,299	602	634	1,236

Net trading income	219	193	412	163	181	344
Gains less losses from financial
Investments	11	(17)	(6)	(2)	7	5
Dividend income	3	2	5	2	3	5
Other operating income	21	17	38	40	8	48

Net operating income before
loan impairment charges and
other credit risk provisions	1,543	1,550	3,093	1,589	1,523	3,112

Loan impairment (charges)/
recoveries and other credit
risk provisions	-	12	12	(14)	(114)	(128)

Net operating income	1,543	1,562	3,105	1,575	1,409	2,984

Direct employee expenses	(609)	(628)	(1,237)	(604)	(594)	(1,198)
Other operating expenses	(358)	(440)	(798)	(345)	(341)	(686)

Total operating expenses	(967)	(1,068)	(2,035)	(949)	(935)	(1,884)

Operating profit	576	494	1,070	626	474	1,100

Share of profit/(loss) in associates
and joint ventures	(20)	4	(16)	6	2	8

Profit before tax	556	498	1,054	632	476	1,108

Other
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2010	2010	2010	2009	2009	2009
	US$m	US$m	US$m	US$m	US$m	US$m

Net interest expense	(537)	(461)	(998)	(551)	(484)	(1,035)
Net fee income	1	30	31	64	61	125

Net trading income/(expense)	(572)	261	(311)	110	169	279
Changes in fair value of long-term
debt issued and related
derivatives	1,125	(1,383)	(258)	(2,300)	(3,947)	(6,247)
Net income/(expense) from
other financial instruments
designated at fair value	53	(11)	42	(279)	83	(196)

Net income/(expense) from
financial instruments
designated at fair value	1,178	(1,394)	(216)	(2,579)	(3,864)	(6,443)
Gains less losses from financial
investments	35	101	136	(53)	56	3
Dividend income	15	5	20	12	-	12
Net earned insurance premiums	(5)	(6)	(11)	(3)	-	(3)
Other operating income	3,114	2,891	6,005	2,172	2,870	5,042

Total operating
income/(expense)	3,229	1,427	4,656	(828)	(1,192)	(2,020)

Net insurance claims incurred
and movement in liabilities
to policyholders	3	1	4	-	(3)	(3)
Net operating income/(expense)
before loan impairment
charges and other credit
risk provisions	3,232	1,428	4,660	(828)	(1,195)	(2,023)

Loan impairment (charges)/
recoveries and other credit
risk provisions	(1)	4	3	(3)	(5)	(8)

Net operating income/(expense)	3,231	1,432	4,663	(831)	(1,200)	(2,031)

Direct employee expenses	(3,030)	(3,293)	(6,323)	(2,358)	(2,432)	(4,790)
Other operating
(expenses)/income	271	134	405	90	(15)	75

Total operating expenses	(2,759)	(3,159)	(5,918)	(2,268)	(2,447)	(4,715)

Operating profit/(loss)	472	(1,727)	(1,255)	(3,099)	(3,647)	(6,746)

Share of profit in associates
and joint ventures	68	26	94	5	21	26

Profit/(loss) before tax	540	(1,701)	(1,161)	(3,094)	(3,626)	(6,720)

11. Foreign currency amounts

The sterling and Hong Kong dollar equivalent figures in the consolidated income statement and balance sheet are for information only. These are translated at the average rate for the period for the income statement and the closing rate for the balance sheet as follows:

		Year ended 31 December
		2010	2009

Closing :	HK$/US$	7.773	7.754
	£/US$	0.644	0.616

Average :	HK$/US$	7.769	7.752
	£/US$	0.648	0.641

12. Legal proceedings, investigations and regulatory matters

HSBC is party to legal proceedings, investigations and regulatory matters in a number of jurisdictions including the UK, Hong Kong and the US arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters is material, either individually or in the aggregate. HSBC recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation. While the outcome of these matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as at 31 December 2010.

Securities litigation

As a result of an August 2002 restatement of previously reported consolidated financial statements and other corporate events, including the 2002 settlement with 46 State Attorneys General relating to real estate lending practices, Household International (now HSBC Finance) and certain former officers were named as defendants in a class action law suit, Jaffe v Household International Inc, et al No 2. C 5893 (N.D.Ill, filed 19 August 2002). The complaint asserted claims under the US Securities Exchange Act of 1934, on behalf of all persons who acquired and disposed of Household International common stock between 30 July 1999 and 11 October 2002. The claims alleged that the defendants knowingly or recklessly made false and misleading statements of material fact relating to Household's Consumer Lending operations, including collections, sales and lending practices, some of which ultimately led to the 2002 State settlement agreement, and facts relating to accounting practices evidenced by the restatement. Following a jury trial concluded in April 2009, which was decided partly in favour of the plaintiffs, the Court issued a ruling on 22 November 2010, within the second phase of the case to determine actual damages, that claim forms should be mailed to class members, and also set out a method for calculating damages for class members who filed claims. At subsequent hearings the Court has allowed HSBC Finance to take limited discovery on the issue of whether investors relied on the 'misleading statements' at the time they made their investments and also reserved on the issue of whether HSBC Finance would ultimately be entitled to a jury trial on the issue of reliance.

Despite the jury verdict and the 22 November 2010 ruling, HSBC continues to believe that it has meritorious defences, and intends to seek an appeal of the Court's rulings. Lead Plaintiffs, in Court filings, have estimated that damages could range 'somewhere between US$2.4bn to US$3.2bn to class members', before pre-judgement interest. The timing and outcome of the resolution of this matter is uncertain. Given the complexity and uncertainties associated with the actual determination of damages, including but not limited to the number of class members that may file valid claims, the number of claims that can be substantiated by class members providing adequate documentation, the reduction of trading losses by any trading gains made over the relevant period, the determination of reliance by class members on the financial statements, and whether any given class member was the beneficial owner of the shares, HSBC is unable at this time to estimate reliably the amount of any damages, or range of possible damages, that could arise, but they could be significant.

Bernard L. Madoff Investment Securities LLC

In December 2008, Bernard L. Madoff ('Madoff') was arrested for running a Ponzi scheme and a trustee was appointed for the liquidation of his firm, Bernard L. Madoff Investment Securities LLC ('Madoff Securities'), an SEC-registered broker-dealer and investment adviser. Since his appointment, the trustee has been recovering assets and processing claims of Madoff Securities customers. Madoff subsequently pleaded guilty to various charges and is serving a 150-year prison sentence. He has acknowledged, in essence, that while purporting to invest his customers' money in securities and, upon request, return their profits and principal, he in fact never invested in securities and used other customers' money to fulfil requests for the return of profits and principal. The relevant US authorities are continuing their investigations into his fraud, and have brought charges against others.

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities.

Based on information provided by Madoff Securities, as at 30 November 2008, the purported aggregate value of these funds was US$8.4bn, an amount that includes fictitious profits reported by Madoff. Based on information available to HSBC to date, we estimate that the funds' actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time that HSBC serviced the funds totalled approximately US$4.3bn.

Plaintiffs (including funds, fund investors, and the Madoff Securities trustee) have commenced Madoff-related proceedings against numerous defendants in a multitude of jurisdictions. Various HSBC companies have been named as defendants in suits in the US, Ireland, Luxembourg, and other jurisdictions. The suits (which include US class actions) allege that the HSBC defendants knew or should have known of Madoff's fraud and breached various duties to the funds and fund investors. In December 2010, the Madoff Securities trustee commenced suits against various HSBC companies in the US bankruptcy court and in the English High Court. The US action (which also names certain funds, investment managers, and other entities and individuals) seeks US$9bn in damages and additional recoveries from HSBC and the various co-defendants. It seeks damages against HSBC for allegedly aiding and abetting Madoff's fraud and breach of fiduciary duty. It also seeks, pursuant to US bankruptcy law, recovery of unspecified amounts received by HSBC from funds invested with Madoff, including amounts that HSBC received when it redeemed units HSBC held in the various funds. HSBC acquired those fund units in connection with financing transactions HSBC had entered into with various clients. The trustee's US bankruptcy law claims also seek recovery of fees earned by HSBC for providing custodial, administration and similar services to the funds. The trustee's English action seeks recovery of unspecified transfers of money from Madoff Securities to or through HSBC, on the ground that the HSBC defendants actually or constructively knew of Madoff's fraud.

Between October 2009 and July 2010, Fairfield Sentry Limited and Fairfield Sigma Limited ('Fairfield'), funds whose assets were directly or indirectly invested with Madoff Securities, commenced multiple suits in the British Virgin Islands and the US against numerous fund shareholders, including various HSBC companies that acted as nominees for clients of HSBC's private banking business and other clients who invested in the Fairfield funds. The Fairfield actions seek restitution of amounts paid to the defendants in connection with share redemptions, on the ground that such payments were made by mistake, based on inflated values resulting from Madoff's fraud.

There are many factors which may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings, including but not limited to the circumstances of the fraud, the multiple jurisdictions in which the proceedings have been brought and the number of different plaintiffs and defendants in such proceedings. The cases where HSBC companies are named as a defendant are at an early stage. For these reasons, among others, it is not practicable at this time for HSBC to estimate reliably the aggregate liabilities, or ranges of liabilities, that might arise as a result of all such claims but they could be significant. In any event, HSBC considers that it has good defences to these claims and will continue to defend them vigorously.

Payment Protection Insurance

Following an extensive period of consultation, on 10 August 2010 the Financial Services Authority ('FSA') published Policy Statement 10/12 ('PS 10/12') on the assessment and redress of Payment Protection Insurance ('PPI') complaints. This included (i) new handbook guidance setting out how complaints are to be handled, and 'redressed fairly' where appropriate; (ii) an explanation of when and why firms should analyse their past complaints to identify if there are serious flaws in sales practices that may have affected complainants and non-complainants; and (iii) an Open Letter setting out common sales failings to help firms identify bad practices.

After extensive consideration, the British Bankers Association ('BBA'), as the representative body of UK banks, sent a formal pre-action protocol letter to the FSA and the Financial Ombudsman Service ('FOS') setting out its concerns and what it considered to be the flaws identified in PS 10/12 and Guidance issued by FOS on the handling of PPI complaints. The letter indicated that, absent a satisfactory reply, it was the BBA's intention to apply to the High Court for a Judicial Review of both PS 10/12 and the FOS Guidance. The FSA and FOS responded on 28 September 2010 denying that they had acted unlawfully in introducing the Policy Statement or relying on the Guidance.

On 8 October 2010, an application for Judicial Review was issued by the BBA seeking an order to quash PS 10/12 and the FOS Guidance. The FSA subsequently issued a statement on 24 November 2010 seeking to clarify aspects of PS 10/12 and the Open Letter. The FSA and FOS filed defences to the Judicial Review application on 10 December 2010. The Judicial Review application was heard by the Court on 25 - 28 January 2011, and Judgement is currently awaited.

HSBC believes that the BBA has a strongly arguable case against both the FSA and the FOS. If the Court ultimately concludes, however, after any appeals of the Judgement that may follow from any of the parties, that PS 10/12 and the FOS Guidance stand, in whole or in part, then these would need to be taken into consideration when determining complaints alleging the mis-sale of PPI.

If, contrary to HSBC's current assessment, a decision is reached in the case that results in a potential liability for HSBC, a large number of different outcomes is possible, each of which would have a different financial impact. There are many factors affecting the range of possible outcomes, and the resulting financial impact, including the extent to which one or both of PS 10/12 and the FOS Guidance are upheld, and the underlying rationale for each decision; the ways in which PS 10/12 and or the FOS Guidance are found to impose additional requirements over and above the common law and the FSA Conduct of Business rules in force at the time relating to the sale of general insurance products, and in the handling of firms' PPI complaints; the effect of any decision on the nature and volume of customer complaints; and the extent to which, if at all, HSBC might be required to take action, and the nature of any such action, in relation to non-complainants. The extent of any redress that may be required as a result of a decision to uphold PS 10/12 and the FOS Guidance, in whole or in part, would also depend on the facts and circumstances of each individual customer's case. For these reasons, among others, HSBC does not at this time consider it practicable to provide a reliable estimate or range of estimates of the potential financial impact of an adverse decision.

Pending resolution of the dispute, HSBC continues to review all complaints received which allege that PPI has been mis-sold and, where possible, seeks to resolve them. Where HSBC considers it is not in a position to reach a final decision on a complaint until the conclusion of the application for Judicial Review of PS 10/12 and the FOS Guidance and any subsequent appeals, it informs the complainant that this is the case.

In December 2007, the Group decided to cease selling PPI products in the UK and a phased withdrawal was completed across the HSBC, first direct and M&S Money brands during 2008. HFC Bank Ltd ('HFC') ceased selling single premium PPI in 2008 and sales of regular premium PPI will reduce as HFC exits its remaining retail relationships. During the consultation process in 2009, the FSA reported that it had obtained agreement from firms representing 40% of the market for face to face single premium PPI sales to review all such sales since July 2007. No HSBC subsidiary or associate was included in that group of firms.

Regulatory and law enforcement agencies investigations

HSBC Bank USA entered into a consent cease and desist order with the Office of the Comptroller of the Currency and the indirect parent of that company, HSBC North America, entered into a consent cease and desist order with the Federal Reserve Board in the first week of October 2010. These actions require improvements for an effective compliance risk management programme across the Group's US businesses, including US Bank Secrecy Act ('BSA') and Anti Money Laundering ('AML') compliance. Steps continue to be taken to address the requirements of these Orders and to ensure that compliance and effective policies and procedures are maintained.

Various HSBC Group companies are the subject of ongoing investigations, including Grand Jury subpoenas and other requests for information, by US Government agencies, including the US Attorney's Office, the US Department of Justice and the New York County District Attorney's Office. These investigations pertain to, among other matters, HSBC Bank USA's bank note and foreign correspondent banking businesses and its compliance with BSA and AML controls, as well as various HSBC companies' compliance with Office of Foreign Asset Control ('OFAC') requirements, and adherence by certain customers to US tax reporting requirements.

The consent cease and desist orders do not preclude additional enforcement actions against HSBC Bank USA or HSBC North America by bank regulatory or law enforcement agencies, including actions to recover civil money penalties, fines and other financial penalties relating to activities which were the subject of the cease and desist orders. In addition, it is likely that there could be some form of formal enforcement action in respect of some or all of the ongoing investigations. Actual or threatened enforcement actions against other financial institutions for breaches of BSA, AML and OFAC requirements have resulted in settlements involving fines and penalties, some of which have been significant depending on the individual circumstances of each action. The ongoing investigations are at an early stage. Based on the facts currently known, it is not practicable at this time for HSBC to determine the terms on which the ongoing investigations will be resolved or the timing of such resolution or for HSBC to estimate reliably the amounts, or range of possible amounts, of any fines and/or penalties. As matters progress, it is possible that any fines and/or penalties could be significant.

13. Goodwill impairment

It is HSBC's policy to test goodwill for impairment annually, and to perform an impairment test more frequently for cash generating units ('CGUs') when there are indications that conditions have changed for those CGUs since the last goodwill impairment test that would result in a different outcome.

During 2010 and 2009 there was no impairment of goodwill.

14. Events after the balance sheet date

A fourth interim dividend for 2010 of US$0.12 per ordinary share (a distribution of approximately US$2,125m) (2009: US$0.10 per ordinary share, US$1,741m) was declared by the Directors after 31 December 2010.

These accounts were approved by the Board of Directors on 28 February 2011 and authorised for issue.

15. Capital resources

	2010	2009
	US$m	US$m
Composition of regulatory capital
Tier 1 capital
Shareholders' equity per balance sheet	147,667	128,299
Preference share premium	(1,405)	(1,405)
Other equity instruments	(5,851)	(2,133)
Deconsolidation of special purpose entities	2,335	10,491

Shareholders' equity	142,746	135,252

Non-controlling interests per balance sheet	7,248	7,362
Preference share non-controlling interests	(2,426)	(2,395)
Non-controlling interest transferred to tier 2 capital	(501)	(678)
Non-controlling interest in deconsolidated subsidiaries	(404)	(357)

Non-controlling interests	3,917	3,932

Unrealised losses on available-for-sale debt securities	3,843	906
Own credit spread	(889)	(1,050)
Defined benefit pension fund adjustment	1,676	2,508
Reserves arising from revaluation of property and unrealised gains on
available-for-sale equities	(3,121)	(2,226)
Cash flow hedging reserve	285	26

Regulatory adjustments to the accounting basis	1,794	164

Goodwill capitalised and intangible assets	(28,001)	(28,680)
50% of securitisation positions	(1,467)	(1,579)
50% of tax credit adjustment for expected losses	241	546
50% of excess of expected losses over impairment allowances	(3,114)	(3,375)

Deductions	(32,341)	(33,088)

Core tier 1 capital	116,116	106,260

Preference share premium	1,405	1,405
Preference share non-controlling interest	2,426	2,395
Hybrid capital securities	14,095	11,998

Other tier 1 capital before deductions	17,926	15,798

Unconsolidated investments	(1,104)	(447)
50% of tax credit adjustment for expected losses	241	546

Deductions	(863)	99

Tier 1 capital	133,179	122,157
2010		2009
US$m		US$m
Tier 2 capital
Reserves arising from revaluation of property and unrealised gains on
available-for-sale equities	3,121	2,226
Collective impairment allowances	3,109	4,120
Perpetual subordinated debt	2,781	2,987
Term subordinated debt	43,402	40,442
Non-controlling interest in tier 2 capital	300	300

Total qualifying tier 2 capital before deductions	52,713	50,075

Unconsolidated investments	(13,744)	(11,547)
50% of securitisation positions	(1,467)	(1,579)
50% of excess of expected losses over impairment allowances	(3,114)	(3,375)
Other deductions	(12)	(2)

Total deductions other than from tier 1 capital	(18,337)	(16,503)

Total regulatory capital	167,555	155,729

Risk-weighted assets
Credit risk	890,696	903,518
Counterparty credit risk	50,175	51,892
Market risk	38,679	51,860
Operational risk	123,563	125,898

Total	1,103,113	1,133,168

	2010	2009
	%	%
Capital ratios
Core tier 1 ratio	10.5	9.4
Tier 1 ratio	12.1	10.8
Total capital ratio	15.2	13.7

16. Forward-looking statements

This news release contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words 'potential', 'estimated', and similar expressions or variations on such expressions may be considered 'forward-looking statements'.

Past performance cannot be relied on as a guide to future performance.

17. Statutory accounts

The information in this news release does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006 (the Act). The statutory accounts for the year ended 31 December 2010 will be delivered to the Registrar of Companies in England and Wales in accordance with Section 441 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under Section 498(2) or (3) of the Act.

18. Dealings in HSBC Holdings plc shares

Except for dealings as intermediaries by HSBC Bank plc, HSBC Financial Products (France) and The Hongkong and Shanghai Banking Corporation Limited, which are members of a European Economic Area exchange, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any listed securities of HSBC Holdings during the year ended 31 December 2010.

19. Registers of shareholders

Any person who has acquired ordinary shares registered on the Hong Kong Overseas Branch Register but who has not lodged the share transfer with the Hong Kong Overseas Branch Registrar should do so before 4.00pm on Thursday 17 March 2011 in order to receive the fourth interim dividend for 2010, which will be payable on Thursday 5 May 2011.

Any person who has acquired ordinary shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00pm on Friday 18 March 2011 in order to receive the dividend.

Any person who has acquired ordinary shares registered on the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Bermuda Branch Registrar should do so before 4.00pm on Friday 18 March 2011 in order to receive the dividend.

Removals of ordinary shares may not be made to or from the Hong Kong Overseas Branch Register on Friday 18 March 2011. Accordingly any person who wishes to remove shares to the Hong Kong Overseas Branch Register must lodge the removal request with the Principal Registrar in the United Kingdom or the Bermuda Branch Register by 4pm on Wednesday 16 March 2011; any person who wishes to remove shares from the Hong Kong Overseas Branch Register must lodge the removal request with the Hong Kong Branch Register by 4pm on Thursday 17 March 2011.

Transfers of American Depositary Shares should be lodged with the depositary by 12 noon on Friday, 18 March 2011 in order to receive the dividend.

20. Interim dividends for 2011

The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2011 will be US$0.09 per ordinary share. The proposed timetables for the dividends in respect of 2011 are:

Interim dividends on the ordinary shares for 2011
	First	Second	Third	Fourth

Announcement	3 May 2011	1 August 2011	7 November 2011	27 February 2012
Shares quoted ex-dividend in
London, Hong Kong, Paris
and Bermuda	18 May 2011	17 August 2011	23 November 2011	14 March 2012
ADSs quoted ex-dividend in
New York	18 May 2011	17 August 2011	23 November 2011	14 March 2012
Record date in Hong Kong	19 May 2011	18 August 2011	24 November 2011	15 March 2012
Record date in London, New
York, Paris and Bermuda1	20 May 2011	19 August 2011	25 November 2011	16 March 2012
Payment date	6 July 2011	6 October 2011	18 January 2012	2 May 2012

1 Removals to and from the Overseas Branch Register of shareholders in Hong Kong will not be permitted on these dates.

21. Corporate governance

HSBC is committed to high standards of corporate governance. HSBC Holdings plc has complied throughout 2010 with the applicable code provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council, save for code provision A.2.2 as D J Flint, who had previously served as Chief Financial Officer, Executive Director, Risk and Regulation, did not meet the independence criteria of the Combined Code on Corporate Governance when he was appointed Group Chairman on 3 December 2010. HSBC Holdings plc has complied throughout 2010 with all applicable code provisions of the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of HSBC Holdings plc has adopted a code of conduct for transactions in HSBC Group securities by Directors. The code of conduct complies with The Model Code in the Listing Rules of the Financial Services Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers ('Hong Kong Model Code') set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code. The waivers granted by The Stock Exchange of Hong Kong Limited primarily take into account accepted practices in the UK, particularly in respect of employee share plans. Following a specific enquiry, each Director has confirmed he or she has complied with the code of conduct for transactions in HSBC Group securities throughout 2010.

The Directors of HSBC Holdings plc as at the date of this announcement are:

D J Flint, S T Gulliver, S A Catz†, V H C Cheng, M K T Cheung†, J D Coombe†, R A Fairhead†, A A Flockhart, J W J Hughes-Hallett†, W S H Laidlaw†, J R Lomax†, I J Mackay, G Morgan†, N R N Murthy†, Sir Simon Robertson†, J L Thornton† and Sir Brian Williamson†.

† Independent non-executive Director

The Group Audit Committee has reviewed the annual results for 2010.

22. Annual Review and Annual Report and Accounts

The Annual Review 2010 and/or Annual Report and Accounts 2010 will be mailed to shareholders on or about Wednesday 30 March 2011. Copies may be obtained from Group Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; Group Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; Internal Communications, HSBC - North America, 26525 N Riverwoods Boulevard, Mettawa, Illinois 60045, USA; Direction de la Communication, HSBC France, 103 avenue des Champs Elysées, 75419 Paris Cedex 08, France; or from the HSBC Group website www.hsbc.com.

A Chinese translation of the Annual Review and Annual Report and Accounts is available upon request after 30 March 2011 from Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

A French translation of the Annual Review may be obtained on request from early May onwards from Direction de la Communication, HSBC France, 103 avenue des Champs Elysées, 75419 Paris Cedex 08, France.

The Annual Review and Annual Report and Accounts will be available on the Stock Exchange of Hong Kong's website www.hkex.com.hk.

The Form 20-F will be filed with the US Securities and Exchange Commission.

Custodians or nominees that wish to distribute copies of the Annual Review and/or Annual Report and Accounts to their clients may request copies by writing to: Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, UK.

23. HSBC Holdings plc - Capital and Risk Management Pillar 3 Disclosures

HSBC also publishes its Capital and Risk Management Pillar 3 Disclosures at 31 December 2010 ('Pillar 3 Disclosures 2010') today and these are available on the HSBC Group website - www.hsbc.com.

A Chinese translation of the Pillar 3 Disclosures 2010 will be available on the HSBC Group website after 30 March 2011.

24. Annual General Meeting

The 2011 Annual General Meeting of the Company will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday 27 May 2011 at 11.00 am.

Notice of the meeting will be mailed to shareholders on or about Wednesday 30 March 2011.

25. Interim Management Statements and Interim Results for 2011

Interim Management Statements are expected to be issued on 12 May 2011 and 9 November 2011, respectively. The interim results for the six months to 30 June 2011 will be announced on Monday 1 August 2011.

26. News Release

Copies of this news release may be obtained from Group Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; Group Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; Internal Communications, HSBC - North America, 26525 N Riverwoods Boulevard, Mettawa, Illinois 60045, USA; Direction de la Communication, HSBC France, 103 avenue des Champs Elysées, 75419 Paris Cedex 08, France. The news release will also be available on the HSBC Group website - www.hsbc.com.

27. For further information contact:

London                                                                     Hong Kong
Richard Beck                                                           Cindy Tang
Group General Manager                                        Head of Group Communications (Asia)
Communications Director                                      Telephone: +852 2822 1268
Telephone: +44 (0)20 7991 0633

Robert Bailhache                                                    Patrick McGuinness
Head of Group Press Office                                  Head of Group Financial PR
Telephone: +44 (0)20 7992 5712                            Telephone: +852 3663 6883

Alastair Brown                                                        Gareth Hewett
Manager Investor Relations                                 Head of Group Communications (Hong Kong)
Telephone: +44 (0)20 7992 1938                           Telephone: +852 2822 4929

                                                                                  Hugh Pye
                                                                                  Head of Investor Relations (Asia)
                                                                                  Telephone: +852 2822 4908

Chicago                                                                  Paris
Lisa Sodeika                                                           Jonathan Mullen
Executive Vice President,                                     Head of Communications Continental Europe
Corporate Affairs                                                  Telephone: +33 1 40 70 30 96
Telephone: +1 224 544 3299
                                                                                  Investor relations enquiries to:
Diane Bergan                                                          Alexandre Macaire
Senior Vice President,                                            Head of Analysis & Capital Management
Public Affairs                                                          Telephone: +33 1 58 13 92 09
Telephone: +1 224 544 3310

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                     Date: 28 February, 2011